
11005803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM 1-A/A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

OUR MICROLENDING, LLC

(Exact name of issuer as specified in its charter)

FLORIDA

(State or other jurisdiction of incorporation or organization)

1790 SW 22ND STREET, SUITE 201
MIAMI, FLORIDA 33145
(305) 854-8113

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)


Received SEC
FEB 2 2 2011
Washington, DC 20549

EMILIO M. SANTANDREU, PRESIDENT AND CEO
OUR MICROLENDING, LLC
1790 SW 22ND STREET, SUITE 201
MIAMI, FLORIDA 33145
(305) 854-8113

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6199	**26-1218989**
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I—NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

The issuer does not have a Board of Directors. Pursuant to the term of the Articles of Organization and Operating Agreement, the issuer is managed by its Managing Member. The person listed below currently serves as the issuer's Managing Member.

Name	**Title**	**Address**
Emilio M. Santandreu	President, Chief Executive Officer and Chief Financial Officer	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145

(b) the issuer's officers;

The following table sets forth the name, title and mailing address for each of the issuer's officers:

Name	**Title**	**Address**
Emilio M. Santandreu	President, Chief Executive Officer and Chief Financial Officer	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Joanne Cubillan	Accounting and Financial Manager	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Mariel Santandreu	Organizational Development Manager	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Elieser Gonzalez	Chief Operating Officer	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145

(c) the issuer's general partners;

Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

The following table sets forth the name and mailing address for each record owner of 5 percent or more of the issuer's equity ownership interests:

Name	**Address**
Emilio M. Santandreu	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Francisca Rivas	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201

	Miami, Florida 33145
Maripili Saborido	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Jose Vazquez	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Jorge Van Eederwijk	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Edward Jardine	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

The following table sets forth the name and mailing address for each beneficial owner of 5 percent or more of the issuer's equity ownership interests:

Name	**Address**
Emilio M. Santandreu	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Francisca Rivas	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Maripili Saborido	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Jose Vazquez	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Jorge Van Eederwijk	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145
Edward Jardine	c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145

(f) promoters of the issuer;

The promoter of the issuer is Emilio M. Santandreu.

(g) affiliates of the issuer;

The Managing Member and the other officers set forth above are affiliates of the issuer. Microfinance Investment Company, LLC, a Florida limited liability company, is a wholly-owned subsidiary of the issuer. Its address is:

Microfinance Investment Company, LLC
1790 SW 22nd Street, Suite 201
Miami, Florida 33145

(h) counsel to the issuer with respect to the proposed offering;

Holland & Knight LLP

701 Brickell Avenue
Suite 3000
Miami, FL 33131

(i) each underwriter with respect to the proposed offering;

The issuer is not engaging an underwriter in connection with the proposed offering.

(j) the underwriter's directors;

Not applicable

(k) the underwriter's officers;

Not applicable

(1) the underwriter's general partners; and

Not applicable

(m) counsel to the underwriter.

Not applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

The issuer has made reasonable inquiry and to the best of its knowledge, none of the above-named individuals would be disqualified under Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not applicable.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The issuer's officers will be conducting the offering of the securities on behalf of the issuer, and will not be compensated for their efforts. For more information on the method by which the securities will be offered, see Plan of Distribution on page 19 of the Offering Circular. The issuer anticipates offering the securities in the following jurisdictions once the securities have been registered in such jurisdictions: Florida, California, Texas, New York, Illinois, District of Columbia, Connecticut, Delaware, New Jersey and Pennsylvania.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

(2) the title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

(4) the names and identities of the persons to whom the securities were issued.

Not applicable. No unregistered securities were issued by the issuer, any predecessor or affiliated issuers within one year prior to the filing of this Form 1-A.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a managing member, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

No unregistered securities of the issuer, any predecessor or affiliated issuers were sold within one year prior to the filing of this Form 1-A.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not applicable

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

Not applicable

(2) To stabilize the market for any of the securities to be offered;

Not applicable

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not applicable

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not applicable

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, managing member, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not applicable

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

The issuer has not used a publication authorized by Rule 254 prior to the filing of this notification.

PART II—OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Subject to completion, dated February 18, 2011

Preliminary Offering Circular


OUR

Our MicroLending, LLC

$5,000,000
Unsecured Investment Certificates
With Maturities of 6 to 18 Months from the Date Issued

This Offering Circular relates to the offer and sale of up to $5,000,000 in principal amount (the "Offering") of unsecured fixed-rate investment certificates (the "Certificates") of Our MicroLending, LLC, a Florida limited liability company (the "Company"). The Company's principal offices are located at 1790 SW 22nd Street, Suite 201 Miami, Florida 33145 and our telephone number is (305) 854-8113.

The Certificates will be issued in the minimum amount of $1,000, and in multiples of $100 for any amount greater than $1,000. The Certificates will be offered in maturities of 6 to 18 months from the date issued, with a fixed interest rate depending on the term. The Company will typically issue Certificates on the same or next day, after deposit by the Company of the subscriber's payment check and the check is collected by the Company's bank. See "Description of Certificates" p. 15. The interest rate for each Certificate will be based on the formula set forth in this Offering Circular and varies according to the term of the Certificate. See "Description of Certificates - Principal, maturity and interest" p. 15. The minimum and the maximum fixed interest rates which are offered will change from time to time in response to changes in the current Constant Maturity Treasury Bill Monthly Average Yield (the "T Bill") yield data obtained from the Federal Reserve Board, or a similar credible source. The interest rates for new Certificates are set on the first Monday of each month at the start of business based on the T Bill yields that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the first Monday of the next month. To determine the current rates, prospective investors in the Certificates should call the Company at (305) 854-8113, or consult the web page www.ourmicrolending.com.

We may prepay some or all of the Certificates at any time prior to their maturity without premium or penalty.

We will pay interest on Certificates with an aggregate principal amount of less than $1,000 annually or at maturity, at the holder's option. For Certificates with an aggregate principal amount of $1,000 or more, we will pay interest quarterly, semi-annually or at maturity, at the holder's option. All Certificates will be issued in fully registered form.

The Company is offering the Certificates directly to investors through its officers on an ongoing and continuous basis. The Certificates will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution" p. 17.

The Certificates are being offered, and will be sold, pursuant to the exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A promulgated thereunder. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum aggregate amount of Certificates that must be sold in order for us to have access to the offering proceeds. We may accept subscriptions as they are received. The Offering will terminate upon the earlier to occur of (i) the date that is not more than two years after this Offering Circular is qualified by the Securities and Exchange Commission (the "Commission"), and (ii) the date on which $5,000,000 of Certificates qualified hereunder have been sold.

The Certificates will not be listed on any exchange or quoted on any automated dealer quotation system. Currently, there is no public market for the Certificates.

This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	**Underwriting Discounts and commissions**	**Proceeds to Issuer**
Per Certificate	$ 1,000	$0	$ 1,000
Minimum Offering...........	No Minimum	$0	No Minimum
Maximum Offering	$ 5,000,000	$0	$ 5,000,000

The Company is paying directly for the costs of the Offering, which are estimated to be approximately $60,000, and no portion of the proceeds from the Offering will be used for this purpose.

The approximate date of commencement of the proposed sale of Certificates to the public is as soon as practicable after this Offering Circular has been qualified by the Commission.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

FOR FLORIDA RESIDENTS ONLY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT IN RELIANCE UPON EXEMPTION PROVISIONS CONTAINED THEREIN. SALES MADE PURSUANT TO CERTAIN EXEMPTION PROVISIONS UNDER THE FLORIDA SECURITIES ACT TO FIVE (5) OR MORE PERSONS IN THE STATE OF FLORIDA AND ARE VOIDABLE BY THE PURCHASER WITHIN THREE (3) BUSINESS DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY THE PURCHASER TO THE ISSUER OR AN AGENT OF THE ISSUER OR WITHIN THREE (3) DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICH EVER OCCURS LATER. A WITHDRAWAL WITHIN SUCH THREE (3) DAY PERIOD WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEGRAM TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS MEMORANDUM, INDICATING ITS INTENTION TO WITHDRAW.

We have only undertaken efforts to qualify this Offering for offers to individual investors in the following jurisdictions: Florida, California, Texas, New York, Illinois, District of Columbia, Connecticut Delaware, New Jersey and Pennsylvania; therefore, individual investors located outside of these jurisdictions should not expect to be eligible to participate in this Offering.

This Offering Circular, together with financial statements and other attachments, consists of a total of 69 pages.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. It does not contain all of the information you should consider before purchasing our Certificates. Therefore, you should read the Offering Circular in its entirety, including the risk factors and the financial statements and related footnotes appearing elsewhere in this Offering Circular. References to "we," "us," "our," or "the company" generally refer to Our MicroLending, LLC, a Florida limited liability company.

Our Company

On October 9, 2007, we were formed as a Florida limited liability company. From March, 2008 through September 30, 2010, we have made approximately 863 microloans totaling more than $4.98 million to micro and small business owners and entrepreneurs in South Florida, many of whom are immigrants from Latin America and the Caribbean. Typically, we target businesses with fewer than five employees and sales of $100,000 or less, and the size of our loans range between $1,500 and $25,000. Traditional sources of financing (*i.e.*, bank or credit union loans) are largely unavailable to our target clients, and the current economic downturn has made borrowing even more difficult for small businesses. As a result, we find ourselves in an excellent position to increase our share of the South Florida microfinance market.

As a limited liability company we operate pursuant to an operating agreement, and our owners hold equity interests in the company. Pursuant to our articles of organization and operating agreement, we are managed by our Managing Member, Emilio Santandreu, who is also our President and Chief Executive Officer, and additional officers appointed by our President. To date, we have funded our lending operations using the capital contributions of our owners and borrowings from our officers, family members of our officers and certain of our equity investors.

Our principal offices are located at 1790 SW 22nd Street, Suite 201 Miami, Florida 33145 and our telephone number is (305) 854-8113. For additional information regarding the company or this Offering, you may write or telephone us at the foregoing address and telephone number.

The Offering

The following summary contains basic information about the Certificates and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the Certificates, please refer to the section of this Offering Circular entitled "Description of Certificates."

Issuer	Our MicroLending, LLC, a Florida limited liability company.
Offering period	The Offering period will begin the date this Offering is qualified by the Commission until the earlier to occur of (i) the date that is not more than two years after this Offering Circular is qualified by the Commission , and (ii) the date on which $5,000,000 of Certificates qualified hereunder have been sold. The Certificates are being offered on an ongoing and continuous basis.
Securities offered	$5,000,000 in aggregate principal amount of unsecured fixed-rate Certificates.
Interest Rate	The interest rate for each Certificate will be based on the formula set forth in this Offering Circular and varies according to the term of the Certificate. The minimum and the maximum fixed interest rates which are offered will change from time to time in response to changes in the current T Bill yield data obtained from the Federal Reserve Board, or a similar credible source. The interest rates for new Certificates are set on the first Monday of each month at the start of business based on the T Bill yields that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the first Monday of the next month. Interest is calculated and accrues daily. To determine

	the current rates, prospective investors in the Certificates should call the Company at (305) 854-8113, or consult the web page www.ourmicrolending.com.
Maturity date	The Certificates will be offered in maturities of 6 to 18 months from the date issued, with a fixed interest rate depending on the term.
Interest payment dates	We will pay interest on Certificates with an aggregate principal amount of less than $1,000 annually or at maturity, at the holder's option. For Certificates with an aggregate principal amount of $1,000 or more, we will pay interest quarterly, semi-annually or at maturity, at the holder's option.
Guarantees	The Certificates will not be guaranteed.
Ranking	The Certificates will be our unsecured obligations and will: • rank equally with all of our existing and future indebtedness; • rank senior to all of our future subordinated indebtedness, if any; • be effectively subordinated to all of our and our subsidiaries' existing and future secured obligations to the extent of the value of the assets securing such obligations; and • be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.
Optional Prepayment	We may prepay some or all of the Certificates at our option without premium or penalty.
Use of Proceeds	The net proceeds from this Offering will be used to fund additional microloans.
Risk Factors	See "Risk Factors" for a discussion of certain factors that you should carefully consider before investing in the Certificates.
Governing law	Florida

RISK FACTORS

An investment in our Certificates involves a high degree of risk. You should carefully consider each of the following risk factors and all other information set forth in this Offering Circular, including the risks and uncertainties described below, before making an investment in our Certificates.

Risks Relating to our Business

Our limited operating history and our fast growing and rapidly evolving business make it difficult to evaluate our business and future operating results on the basis of our past performance, and our future results may not meet or exceed our past performance.

We were incorporated in 2007 as a limited liability company in Florida and made our first loan in March, 2008. As a result of our limited operating history, there is limited historical financial and operating information available to help prospective investors evaluate our past performance with respect to making an investment in our Certificates. Our business is growing and the results and amounts set forth in our financial statements beginning on page 23 of this Offering Circular may not provide a reliable indication of our future performance. Accordingly, you should evaluate our business and prospects in light of the risks, uncertainties and difficulties frequently encountered by high growth companies in the early stages of development. Our failure to address these risks and uncertainties successfully could adversely affect our business and operating results.

If we are unable to manage our growth effectively, including our financial, accounting, administrative and technology infrastructure, our business and reputation could be adversely affected.

We anticipate opening two additional locations by the end of 2010. We expect the expansion of our geographic footprint and network of branches and clients to continue; which may further constrain our capital resources and make asset quality management increasingly important. We will need to enhance and improve our financial, accounting, information technology, administrative and operational infrastructure and internal capabilities in order to manage the future growth of our business. We may not be able to implement the necessary improvements in a timely manner, or at all, and we may encounter deficiencies in existing systems and controls. If we are unable to manage our future expansion successfully, our ability to provide products and services to our clients would be adversely affected, and, as a result, our reputation could be damaged and our business and results of operations materially and adversely impacted.

If we are unable to control the level of non-performing loans in the future, our collection activities are ineffective, or if our loan loss reserves are insufficient to cover future loan losses, our financial condition and results of operations may be materially and adversely affected.

As of September 30, 2010, 166 of our loans, with an aggregate principal balance of $845,784.40 were more than 90 days past-due or in default, which represents approximately 49% of our net loans outstanding. Non-performing or low credit quality loans can negatively impact our results of operations. We cannot assure you that we will be able to effectively control and reduce the level of the impaired loans in our total loan portfolio. The amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, and also due to factors beyond our control, such as over-extended borrower credit that we are unaware of. If we are unable to manage our non-performing loans or adequately recover our loans, our results of operations will be adversely affected.

We institute debt collection actions against defaulting clients in an attempt to mitigate the losses associated with non-performing loans. In many cases, the purpose of the debt collection action is to obtain a judgment permitting foreclosure on the defaulting client's collateral, or to obtain the collateral from the client in a privately negotiated transaction. In either case, the costs and expenses of collection, including attorneys' fees, and selling the collateral may greatly exceed the amount of the non-performing loan. Our inability to collect against non-performing loans in a cost-effective manner could have a material adverse affect on our financial condition and results of operations.

Our current loan loss reserves may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. As a result, if the quality of our total loan portfolio deteriorates, we may be required to increase our loan loss reserves, which will adversely affect our financial condition and results of operations. Our borrowers are poor and, as a result, might be vulnerable if economic conditions worsen or growth rates decelerate in the United States. Moreover, there is no precise method for predicting loan and credit losses, and we cannot assure you that our monitoring and risk management procedures will effectively predict such losses or that loan loss reserves will be sufficient to cover actual losses. If we are unable to control or reduce the level of our non-performing or poor credit quality loans, our financial condition and results of our operations could be materially and adversely affected.

We are not subject to regulation of any State or Federal regulatory agency.

We are not regulated or subject to the periodic examination to which commercial banks, savings banks and other thrift institutions are subject. Consequently, our loan decisions and our decisions regarding establishing loan loss reserves are not subject to periodic review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

If we cannot secure the additional capital we need to fund our operations on acceptable terms or at all, our business will suffer.

Our business requires significant capital. We have historically relied on capital contributions of our owners and borrowings from our officers, family members of our officers and certain of our equity investors, as well as cash flow from operations to fund our operations. Expanding our geographic footprint will have an impact on our long-term capital requirements, which are expected to increase significantly. Our ability to obtain additional capital is subject to a variety of uncertainties, including our future financial position, the continued success of our core loan products, our results of operations and cash flows, any necessary government regulatory approvals, contractual consents, general market conditions for capital raising activities, and economic, political and other conditions in Florida and elsewhere. In addition, adverse developments in the United States credit markets may significantly increase our debt service costs and the overall costs of our borrowings. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be limited and our business prospects, financial condition and results of operations would be materially and adversely affected.

The amount of interest we may charge customers is capped by applicable law.

Our loans are subject to applicable usury laws that limit the amount of interest that we may charge our customers. The maximum interest rate permitted in Florida on the types of loans that we make and expect to make is 18% per annum. A review of some of our past loan transactions (i.e., loans already paid or otherwise written off) indicates that we may have unintentionally exceeded the maximum permitted rate. If a court were to determine that we willfully violated the usury statute in such cases, the borrowers may be entitled to certain remedies, including forfeiture by us of double the interest charged on such loans. We do not believe that any of our existing loans currently exceed the maximum permitted rate.

Usury laws limit the amount of interest we can charge on our loans, and to the extent interest rates on our borrowings increase, our financial condition and results of operations may be materially and adversely affected.

Our business depends on interest income from our loan portfolio. However, usury laws limit the amount of interest we can charge on our loans. When interest rates rise, we must pay higher interest on our borrowings while interest earned on our loans does not rise because our loans are capped at the maximum allowable interest rate. To the extent we are unable to increase the interest rate on our loans, increases in interest rates on our borrowings may materially and adversely affect our financial condition and results of operations.

If we are not able to attract, motivate, integrate or retain qualified personnel at levels of experience that are necessary to maintain our quality and reputation, it will be difficult for us to manage our business and growth.

We depend on the services of our executive officers and loan specialists for our continued operations and growth. In particular, our senior management has significant experience in the microfinance, banking and financial services industries. The loss of any of our executive officers or certain loan specialists could negatively affect our ability to execute our business strategy, including our ability to manage our rapid growth. Our business is dependent on our team of loan specialists who directly manage our relationships with our clients. Our business and profits would suffer adversely if a substantial number of our loan specialists left us or became ineffective in servicing our clients over a period of time. Our future success will depend in large part on our ability to identify, attract and retain highly skilled managerial and other personnel. Competition for individuals with such specialized knowledge and experience is intense in our industry, and we may be unable to attract, motivate, integrate or retain qualified personnel at levels of experience that are necessary to maintain our quality and reputation or to sustain or expand our operations. The loss of the services of such personnel or the inability to identify, attract and retain qualified personnel in the future would make it difficult for us to manage our business and growth and to meet key objectives.

Certain of our existing owners together may be able to exert substantial voting control over us, which may cause us to take actions that are not in our best interest.

Our ten largest owners beneficially own, in the aggregate, approximately 82.4% of our outstanding equity interests. These owners will be able to exercise considerable influence over all matters requiring owner approval, including the election of managing members, approval of lending and investment policies and the approval of corporate transactions, such as a merger or other sale of our company or its assets. In addition, if our owners do not act together, such matters requiring owner approval may be delayed or not occur at all, which could adversely affect our business. Moreover, these owners are not obligated to provide any business opportunities to us. If these owners invest in another company in competition with us, we may lose the support provided to us by them, which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Participation in the Microfinance Sector

Microcredit lending poses unique risks not generally associated with other forms of lending, and, as a result, we may experience increased levels of non-performing loans and related provisions and write-offs that negatively impact our results of operations.

Our core mission is to provide loans to fund the smallest of small businesses and other income generating activities of our clients. Our clients are typically poor and have limited sources of income, savings and credit histories, and can only provide us with limited collateral or security for their borrowings.

As a result, our clients pose a higher risk of default than borrowers with greater financial resources and more established credit histories and borrowers with better access to education, employment opportunities, and social services. Due to the precarious circumstances of our clients and our non-traditional lending practices, we may, in the future, experience increased levels of non-performing loans and related provisions and write-offs that negatively impact our business and results of operations.

We do not rely on credit reports to determine the credit worthiness of our clients, and as a result, we may experience increased levels of non-performing loans and related provisions and write-offs that negatively impact our results of operations.

Microcredit lending is based on helping those with no access to traditional banking. We believe a potential client can have a bad credit score, due to an incident unrelated to their current business operations, and still be considered credit worthy for a targeted, proceeds-specific loan. As a result we do not use credit reports as the sole determinator of the client's capability and ability to pay. Our failure to obtain credit reports on our clients may result in increased levels of non-performing loans and related provisions and write-offs that negatively impact our business and results of operations.

Competition from other banks and financial institutions, as well as state-sponsored social programs, may adversely affect our profitability and position in the microcredit lending industry.

We face competition from lenders that target the lower-income segments of the population, particularly other microfinance institutions and banks. Many of the institutions with which we compete have significantly greater assets and better access to, and lower cost of, funding than we do. In certain areas, they may also have better name recognition and larger member bases than us. We anticipate that we may encounter greater competition as we continue expanding our operations in Florida, which may result in an adverse effect on our business, results of operations and financial condition.

If we are unable to protect our service marks, others may be able to use our service marks to compete more effectively.

We have obtained service mark registrations for our corporate name "Our MicroLending" and our logo. However, we may not be able to protect our service marks, which we rely on to support our brand awareness with clients and prospective clients and to differentiate our product and service offerings from those of our competitors. In certain cases, we have not sought protection for our service marks in a timely matter, or at all. As a result, we may not be able to prevent the use of our name or variations thereof by any other party, nor ensure that we will continue to have a right to use it. We further cannot assure you that our goodwill in such brand name or logo will not be diluted by third parties due to our failure to obtain the service marks, which in turn would have a material adverse effect on our reputation, goodwill, business, financial condition and results of operations.

Risks Related to the Certificates

We may not be able to generate sufficient cash to service our obligations under the Certificates.

Our ability to service our obligations under the Certificates, including the repayment of the principal and the ongoing interest payments, will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.

If we are unable to generate sufficient cash flow to meet our cash obligations, including under the Certificates, we may be forced to take actions such as:

- restructuring or refinancing our debt or the Certificates;
- seeking additional debt or equity capital;
- seeking bankruptcy protection;
- reducing or delaying our business activities, investments or capital expenditures; or
- selling assets.

Such measures might not be successful and might not enable us to meet our cash obligations. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms.

The Certificates are not listed on any exchange and it is not expected that a public market for the Certificates will develop.

Prior to this Offering, there has been no trading market for the Certificates, and it is not expected that a trading market will develop in the foreseeable future. Therefore, any investment in the Certificates will be highly illiquid, and investors in the Certificates may not be able to sell or otherwise dispose of their Certificates in the open market.

The Certificates are being offered pursuant to an exemption from registration provided by Section 3(b) of the Act and Regulation A promulgated thereunder. Therefore, the Certificates have not been, nor will they be for the foreseeable future, registered under the Act or any applicable securities laws of any other jurisdiction. Accordingly, each investor who purchases Certificates must do so for the investor's own account and investment. In addition, no regulatory authority has reviewed or approved the terms of this Offering, including the disclosure of risks and the fairness of its terms. There is no public market for the Certificates, and none is expected to develop for their purchase and sale.

The Certificates will be effectively subordinated to our secured debt.

The terms of the Certificates do not prevent us from incurring additional indebtedness or securing such indebtedness with our assets. If we incur secured debt, the Certificates will be effectively subordinated to the secured debt to the extent of the value of the assets securing that debt. The effect of this subordination is that if we become involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, the secured debt, our assets that secure the debt will be available to pay obligations on the Certificates only after all secured debt has been paid in full from those assets. We may not have sufficient assets remaining to pay amounts due on any or all of the Certificates then outstanding. As of September 30, 2010, we had $1,051,564 aggregate principal amount in loans payable outstanding that are secured by our loan portfolio, which would rank senior to the Certificates to the extent of the assets securing the loans payable.

Purchasers of Certificates will not benefit from a trustee, indenture or the protections of the Trust Indenture Act of 1939.

The Certificates are our unsecured obligations, and there is no trustee appointed to represent the interests of holders of Certificates. In addition, purchasers of Certificates will not benefit from an indenture or the protections of the Trust Indenture Act of 1939.

No Escrow of Funds; No Minimum Offering

An escrow account will not be established for the proceeds of the Offering because we expect to invest such funds for its business purposes as they are received. Therefore, as we receive proceeds from the Offering, they will automatically be available for use by us. There is no minimum amount that must be raised in order for the Offering to be effective.

FORWARD-LOOKING STATEMENTS

All statements contained in this Offering Circular that are not statements of historical fact constitute "forward-looking statements." All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed in this Offering Circular regarding matters that are not historical facts. These forward-looking statements and any other projections contained in this Offering Circular (whether made by us or any third party) are predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other projections. Investors can generally identify forward-looking statements by the use of terminology such as "aim", "anticipate", "believe", "expect", "estimate", "intend", "objective", "plan", "project", "shall", "will", "will continue", "will pursue" "contemplate", "future", "goal", "propose", "may", "seek", "should", "will likely result", "will seek to" or other words or phrases of similar import. All forward-looking statements are subject to risks, uncertainties and assumptions about us that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement.

Actual results may differ materially from those suggested by the forward looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, regulatory changes pertaining to the industries in the United States in which we have our businesses and our ability to respond to them, our ability to successfully implement our strategy, our growth and expansion, technological changes, our exposure to market risks, general economic and political conditions, which have an impact on our business activities or investments, the monetary and fiscal policies of the United States, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in the United States and globally, changes in domestic laws, regulations and taxes and changes in competition in our industry. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the following:

- Limited operating history;
- Ability to manage growth effectively;
- Success of new loans and services introduced by us;
- Competition from other banks and financial institutions;
- Ability to secure additional capital on terms favorable to us;
- Changes in laws and regulations that apply to us; and
- General economic and business conditions in Florida and the United States.

For further discussion of factors that could cause our actual results to differ, see "Risk Factors", and "Business" on pages 3 and 9 of this Offering Circular, respectively.

By their nature, certain market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses could materially differ from those that have been estimated. Forward-looking statements speak only as of the date of this Offering Circular.

BUSINESS

Overview

Our core business is providing microloans to small business owners and entrepreneurs in South Florida, many of whom are immigrants from Latin America and the Caribbean. These businesses typically have fewer than five employees and sales of $100,000 or less, and the loans are provided for use in the businesses or other income generating activities and not for personal consumption. Our borrowers often have no, or very limited, access to loans from other sources other than private money lenders that we believe typically charge very high rates of interest.

All of our loans are secured by collateral. To the extent that the business utilizes a vehicle in the business, i.e. a delivery truck or a taxi, we require a lien on such vehicle to secure repayment of the loan. We also require that businesses grant us a general security interest in all their equipment, assets and inventory and we file a UCC-1 to perfect such security interest. In addition, we require that each stockholder of the borrowing business to individually sign the loans as a co-borrower.

In addition to being entrenched in a market with a strong demand for our services and the expertise in microfinance which we have developed, we believe that our competitive strengths include our efficient operating model which leverages technology, quick turnaround times and our network of specialists. Our strategy is to further expand our loans and product offerings by relying on these strengths.

We intend to finance our expansion by accessing multiple sources of capital, both debt and equity. To date, we have funded our lending operations using the capital contributions of our owners and borrowings from our officers, family members of our officers and certain of our equity investors.

History and Evolution

<u>Offices</u>

In October 2007, we were formed as a Florida limited liability company. From March, 2008 through September 30, 2010, we have made approximately 863 microloans totaling more than $4.98 million to micro and small business owners and entrepreneurs in South Florida, many of whom are immigrants from Latin America and the Caribbean. We currently operate in two South Florida locations: Miami and Hialeah. By the end of 2010, we anticipate opening two additional Florida locations, one in Broward County and the other in Orlando.

<u>Employees</u>

We currently have four (4) full-time employees and eight (8) loan "specialists". We use independent contractors as our loan solicitors instead of hiring full-time loan officers. We refer to our loan officers as "specialists" and we compensate them on a sliding-scale basis depending upon the number and quality of active loans generated by them. By hiring independent contractors and correlating their compensation to active loans, we are able to avoid the fixed salary and employee benefit costs associated with full-time employees and to more closely align compensation with actual loan revenue. Each loan specialist is responsible for covering a defined geographic region between Delray Beach and Homestead, Florida. Our loan specialists go door-to-door in commercial areas with high volumes of small businesses, including flea markets and the Miami neighborhoods of Little Havana and Little Haiti. With the addition of our new locations we anticipate hiring an additional two full time employees and engaging an additional six loan specialists.

<u>Management Experience</u>

Our management and equity owners have extensive microfinance experience in Latin America where microfinance has enjoyed considerable levels of success. In November 2005, our Managing Member, together with certain our officers and equity holders, founded Banco de Desarrollo del Microempresario ("BDM") in Caracas, Venezuela. BDM quickly achieved positive results and by December 2006 its total assets were $12 million with microloans accounting for 76.9% of such assets. In December 2006, BDM's average loan amount was $3,000, the average term was 9 months, the average interest rate was 36%, and default rates were below 1% of the total microloan portfolio. BDM was sold to a third party in early 2007.

Our Loan Products

Our principal product that we currently offer is the "*Our Express Loan*". The *Our Express Loan* product is intended for small businesses in amounts between $1,500 and $25,000. After all required documents are submitted, we typically approve our loans within 48 hours and fund our loans within 72 hours of approval. For the *Our Express Loan*, we require our borrowers to have owned a business for at least one year or have at least one year of provable business experience. We collateralize all of our loans with business equipment or vehicles depending on the borrower's assets. Based on the quality of the borrower, we will also require guarantors or co-borrowers as a condition of our loans. These guarantors may be business partners, spouses or friends or other members of the extended family that are willing to guarantee the loan.

Loan Portfolio

Since the commencement of our operations in March 2008 and through September 30, 2010, we have extended an aggregate of approximately 863 loans. In the year ended December 31, 2009, we extended an aggregate of approximately 334 loans, an increase of approximately 15.2% as compared to the 290 loans extended in the year ended December 31, 2008. As of September 30, 2010, we had approximately 410 loans outstanding.

In the year ended December 31, 2009 the aggregate principal amount of all of the loans that we made was $1,779,935, a decrease of approximately 4.50% as compared to $1,863,789, in the year ended December 31, 2008.

Loan amounts range from a minimum of $1,500 to a maximum of $25,000. The average amount financed in the year ended December 31, 2009 was approximately $5,329.14, as compared to approximately $6,426.85, in the year ended December 31, 2008. The table below sets forth the number and the aggregate principal amount of loans made during the years ended December 31, 2008, December 31, 2009 and the nine months ended September 30, 2010, respectively, segregated by amount of loan.

	Year Ended December 31, 2008		Year Ended December 31, 2009		Nine Months Ended September 30, 2010	
Amount of Loan ($)	**Number of Loans**	**Principal Amount of Loan**	**Number of Loans**	**Principal Amount of Loan**	**Number of Loans**	**Principal Amount of Loan**
$1,500 to $2,500	88	$ 177,684	112	$ 248,141	66	$ 136,714.56
$2501 to $5,000	95	$ 411,589	120	$ 526,292	85	$ 348,526.57
$5,001 to $10,000	78	$ 709,450	87	$ 763,962	69	$ 578,328.53
$10,001 to $15,000	12	$ 179,886	12	$ 176,237	14	$ 184,829.49
$15,000 to $20,000	14	$ 306,511	3	$ 65,303	5	$ 97,294.79
$20,001 to $25000	3	$ 78,669	0	$ -	0	$ -
Total Amount Loaned During Period	290	$1,863,789	334	$ 1,779,935	239	$ 1,345,693.94

As of December 31, 2008 and December 31, 2009 the aggregate principal amount of loans outstanding, net of loan loss reserves, was $1,272,840 and $1,521,750, respectively. As of September 30, 2010, the aggregate principal amount of loans outstanding, net of loan loss reserves, was $1,729,186.86.

Loan Periods

Loan periods vary by borrower and are generally between six to twelve months. The average term of the loans extended in the year ended December 31, 2009 was 9.9 months, approximately 15 days longer than the average term of the loans extended in the year ended December 31, 2008. The average term of the loans extended in the nine-months ended September 30, 2010 was 11.1 months.

Our loans are repaid in monthly installments. Borrowers incur closing fees of 5% percent and are required to make a deposit equal to 5% percent of the loan amount.

Interest Payments and Rates

The interest rate that we charge ranges from 16 to 18% depending upon the term of the loan. For example, loans with 6 and 7 month terms will have the lowest rate (16%) and as the term increases, the rate will increase up to 18%, which is the maximum amount that may be charged under Florida law. The purpose of offering slightly lower interest rates is to motivate our borrowers to accept and repay loans of shorter duration, which, in turn, will generate greater turn over of our loan portfolio.

Interest is computed on a 365/360 basis of the aggregate principal amount of the loan, net of applicable fees, at annual interest rates that are pro-rated to correspond to the term of each loan. The total amount of interest due is calculated at inception and paid in monthly installments, together with payments of principal and fees. As of December 31, 2008 and 2009 our weighted average interest rate on loans outstanding was 17.79% and 17.92%, respectively. As of September 30, 2010, our weighted average interest rate on loans outstanding was 17.26%.

Credit Evaluation Process

Before we elect to make a microloan, our credit committee analyzes various aspects of potential borrowers, each of whom is presented to the committee by our loan specialists. Our credit committee consists of (1) the microcredit specialist which is presenting the loan, (2) an internal credit process auditor, (3)our chief operating officer and (4) our chief executive officer. Our internal credit process auditor is responsible for reviewing the loan application and all supporting documentation to ensure that the application complies with the Company's minimum underwriting guidelines.

Loans under $10,000 must be approved by the microcredit specialist, the an internal credit process auditor and our chief operating officer. Loans in excess of $10,000 must be approved by the entire credit committee, including the chief executive officer.

Microcredit lending is based on helping those with no access to traditional banking. We believe a potential client can have a bad credit score, due to an incident unrelated to their current business operations, and still be considered credit worthy for a targeted, proceeds-specific loan. As a result we do not use credit reports as the sole determinator of the client's capability and ability to pay. We do require clients to authorize us to check their credit score if necessary. Pursuant to our credit manual, we check the credit score of a client if: (1) there is an incongruence between the registered documents and what the client reports, (2) there is a disconnect between reported expenses and reported liabilities, and (3) for any loan request above $10,000.

Rather than rely on credit scores, we meet with clients to study their financial records, check inventory, and help create a model of estimated revenues, expenses and profits. The loan specialist assembles character and borrower profile information, including references, personal and business information. The loan specialist also makes a complete financial evaluation of the borrower's business. The evaluation considers various attributes of the business, including how the business operates, its operating margins, and average yearly sales or at least last four months of operations. The loan specialist considers all of the borrower's business and family expenses in assessing the borrower's repayment capacity. To account for undisclosed expenses, a borrower's repayment capacity is calculated at 70% of the business's net operating income less the borrower's family expenses.

Once a borrower's ability to pay is substantiated, the loan specialist analyzes the balance sheet and other financial metrics of the borrower or its business to determine and make a recommendation on the loan amount to the credit committee. The loan amount that is approved does not always equal the amount requested by the borrower. Once the credit committee approves a potential borrower the next step in finalizing the loan is to evaluate the borrower's collateral. The collateral can be a co-signer, motor vehicle or a machine, and it has to equal 150% of the value of the loan amount.

For loans in excess of $10,000, we will obtain a credit report of the borrower or its business to assist us in our evaluation of the borrower. However, ultimately, the borrower's credit report or score is only one factor, in addition to the borrower's repayment capacity, the stability and operating history of the borrower's business, the borrower's business acumen and experience, and the type and value of the collateral.

Approximately 31.1% of all of our borrowers have obtained loans from us in the past. We typically require a borrower to repay any current amounts outstanding before obtaining a new loan. However, if a borrower has established a strong economic reason for a new loan and has maintained his loan in good standing, on occasion we will allow a borrower to refinance an outstanding loan with a new, larger loan.

Our loan and security documents contain customary lender remedies in the case of default by a borrower.

Defaults; Collection Activities

An integral component of microlending is the active management of loan receivables. Loans are classified as past-due the first day after we do not receive the full interest and principal payment on its due date. If a borrower's regular installment payment becomes past due, we implement a staged collection process which progresses in accordance with the amount of time a payment is past due. From 0 to 45 days, the loan specialist will visit the borrower up to three times and with each visit will deliver a letter of increasing urgency. The first letter reminds the borrower that the payment is late, the second letter serves as a second reminder and includes information regarding late fees and interest, and the third and final letter describes the legal action that will be taken against the borrower if immediate payment does not occur. If the failure to remedy the past due payment continues beyond 45 days, during the period from 45 to 60 days, one of our officers will contact the borrower regarding the consequences of late payment. Often during this collection process, borrowers will offer to make partial payments. In these cases, we will not restructure the loan, but will accept the negotiated partial payments and, to the extent that these payments are continuing to be made, will forebear from taking the further collection action discussed below. However, these loans continue to be reflected on our books as past-due and the client continues to be closely monitored by its loan specialist.

Once a loan is more than 60 days past due, we will take two types of actions. To the extent that we have received a security interest in a vehicle or other asset for which self-help is a viable remedy, we will use the self-help provisions of the Florida statutes for secured lenders and take possession of the collateral, as described below. For all loans we will employ the services of an external collector. Once a loan is more than 90 days past due, we will initiate legal collection proceedings against the borrower.

Whenever possible, after a default by a loan customer, we will attempt to use statutorily allowed "self help" remedies to obtain possession of any collateral that is securing the loan in default. Florida law permits a secured creditor, after default, to take physical possession of the collateral securing a loan, without any prior judicial intervention or blessing, so long as there is no breach of the peace in obtaining such possession. Normally, such self help remedies apply to collateral in the form of equipment or vehicles where we are able to obtain possession either because the loan customer voluntarily gives possession to us or we are able to obtain such possession by repossessing it without a breach of the peace. A breach of the peace would occur, for example, if a borrower attempted to physically stop the repossession or threatened the repossessing individuals with bodily harm. If we are not able to use self help, then we would seek to obtain possession of the collateral by requesting an order from a court as part of a legal proceeding to collect on the debt. In either event, whether the collateral is obtained by self help or pursuant to a judicial order, we would seek to sell the collateral to reduce the amount of the debt owed.

Each month we take a reserve equal to 5% of the principal amount of loans that we make during such month. Monthly, we also review the loans which are more than 90 days past due to determine if it is necessary to make a specific reserve for such loan. To the extent the borrower is making partial payments on a loan, we do not take a specific reserve with respect to such loan.

As of December 31, 2008 and 2009, 56 and 162, respectively of our loans, with an aggregate principal balance of $425,197.65 and $839,371.85, respectively, were more than 90 days past-due or in default. As of September 30, 2010, 166 of our loans, with an aggregate principal balance of $845,784.40 were more than 90 days past-due or in default.

The table below sets forth as of December 31, 2008 and 2009 and September 30, 2010, the amount of loans that were past due as of such date.

	As of December 31, 2008		As of December 31, 2009		As of September 30, 2010	
Past Due	Number of Loans	Aggregate Principal Amount of Loans	Number of Loans	Aggregate Principal Amount of Loans	Number of Loans	Aggregate Principal Amount of Loans
31-60	27	$138,701.64	35	$143,473.13	31	$ 77,386.99
61-90	39	$172,484.53	23	$ 84,893.94	28	$119,831.94
91-180	18	$134,707.55	31	$110,163.93	33	$ 99,457.35
181-270	30	$232,626.67	2	$ 6,067.60	6	$ 17,008.43
271-360	8	$ 57,863.43	15	$ 96,149.89	9	$ 46,487.76
>360	0	$ -	114	$626,990.44	118	$682,830.86
TOTAL	122	$736,383.82	220	$1,067,738.93	225	$1,043,003.33

As of December 31, 2008, we had 56 loans, with an aggregate principal amount of $425,197.65 which were classified as more than 90 days past due. Of this amount, 47 loans with an aggregate principal amount of $403,476.12, or approximately 84% of the number of loans, were providing partial payments that were less than the original scheduled monthly payment.

As of December 31, 2009, we had 162 loans, with an aggregate principal amount of $839,371.86 which were classified as more than 90 days past due. Of this amount, 45 loans, with an aggregate principal amount of $217,292.32, or approximately 28% of the number of loans, were providing partial payments that were less than the original scheduled monthly payment.

As of September 30, 2010, we had 166 loans, with an aggregate principal amount of $845,784.40 which were classified as more than 90 days past due. Of this amount, 36 loans, with an aggregate principal amount of $132,240.45, or approximately 22% of the number of loans, were providing partial payments that were less than the original scheduled monthly payment.

Nonaccrual loans (meaning loans that principal and interest on these loans are not currently being paid) and loans past due 90 days still on accrual at September 30, 2010, were $291,174 and $554,609, respectively. Individually impaired loans at September 30, 2010 amounted to $402,180 and had a respective loan loss allowance allocation of $364,350.

Nonaccrual loans and loans past due 90 days still on accrual at December 31, 2009 were $96,033 and $743,338, respectively. Individually impaired loans at December 31, 2009 amounted to $247,550 and had a respective loan loss allowance allocation of $241,941.

Nonaccrual loans and loans past due 90 days still on accrual at December 31, 2008 were $239,927 and $185,272, respectively.

Marketing

We run a multiple level marketing campaign using several different mediums to target and attract potential clients.

Radio: We use radio advertisements to contact and solicit our clients to use our services. This is one of the most effective ways of marketing within the region where we operate, as many people have radios and use them as a primary source of entertainment, due to the fact that there is no cost to listen to a radio broadcast. Our radio spots are aired in English and Spanish.

Internet: We operate a full service web site. In addition to marketing materials, our web site provides putative borrowers with interactive features, enabling them to estimate their loan payments.

Print media: We distribute flyers which advertise our product as well as use local newspapers to print full page color ads to promote our company and the specials that we may be having for the holidays.

We intend to broaden our marketing campaign as our company grows through the entire region.

Competition

Although various lenders are operating in the microfinance sector we believe that our principal competitor is ACCIÓN USA. ACCIÓN USA, which has a Miami location, is the largest microlending organization in the United States. Since its inception in 1991, ACCIÓN USA has provided over $119 million in over 19,000 microloans. Due to its size, operational longevity, not-for-profit status, and affiliation with ACCIÓN International, a global microfinance organization, it can achieve much greater economies of scale and reach a significantly greater number of putative borrowers.

In South Florida, we also face significant competition from private money lenders. These types of lenders, known as "loan sharks," are willing to make unsecured loans with virtually no conditions other than repayment, and in return charge their borrowers usurious interest rates.

Governmental Regulations

We are required to comply with Florida's usury law, which currently caps the amount of interest that we may charge to a borrower at 18% of the aggregate principal amount of the loan. We are also subject to federal laws applicable to credit transactions, including the Fair Credit Reporting Act, which governs the use and provision of information to credit reporting agencies and the Fair Debt Collection Act, which governs the manner in which consumer debts may be collected by collection agencies.

Properties

We currently lease two office locations in South Florida. Our main office is located at 1790 SW 22nd Street, Suite 201, Miami, Florida 33145 and we have a branch office location at 900 W 49th Street, Suite 312, Hialeah, Florida 33012. Our rent for our main office is $3,610 per month and the current lease expires on November 19, 2010. We intend to renew this lease although the terms of such renewal are not yet known. Our lease at the branch office is on a month-to-month basis and our rent is $374 per month.

Profitability

We incurred an operating loss of approximately $685,415 and $303,679 for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively. We expect to continue to incur operating losses in the near future until our loan portfolio generates sufficient interest revenue to fund our fixed expenses. Until we are profitable we expect to fund any operating losses with additional capital contributions from our members.

USE OF PROCEEDS

The proceeds from the sale of the Certificates offered hereby will be used to fund additional microloans. Assuming that we issue the maximum amount of Certificates, we estimate that the net proceeds from the sale of the Certificates will be approximately $5,000,000, which will be used as follows:

	Amount	Percentage of Maximum Offering
Total Proceeds	$5,000,000	100%

Less: Offering Expenses		
Commission and Finders Fees	0	
Legal and Accounting	0	
Printing and Advertising	0	
Net Proceeds from Offering	$5,000,000	100%
Use of Net Proceeds		
Micro Loans	$5,000,000	100%

In the event we issue less than the maximum amount of Certificates, we will use any net proceeds from the sale to fund additional microloans.

The Company is paying directly for the costs of the Offering; which are estimated to be approximately $60,000 and no portion of the proceeds from the Offering will be used for this purpose. The Company does not intend to use the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. The Company may temporarily invest proceeds in income producing securities, Treasury Bills of short maturities, before it disburses funds to make microloans.

CAPITALIZATION

The following table sets forth the company's capitalization as of the most recent balance sheet date.

	September 30, 2010	
	Actual	**Pro Forma as Adjusted**
DEBT	$ 1,051,564	$ 6,051,564
OWNERS' EQUITY		
Equity interests	$ 1,154,204	$ 1,154,204
Total capitalization	$ 2,205,768	$ 7,205,768

DESCRIPTION OF CERTIFICATES

The following description is a summary of the material provisions of the Certificates. It does not restate the terms and material provisions of the Certificates in their entirety. We urge you to read the Certificates because they, and not this description, will define your rights as a holder of the Certificates. A copy of the proposed form of the Certificates is available to you upon request.

Brief description of the Certificates

The Certificates will be our unsecured obligations and will:

- rank equally with all of our existing and future indebtedness;
- rank senior to all of our future subordinated indebtedness, if any;
- be effectively subordinated to all of our and our subsidiaries' existing and future secured obligations to the extent of the value of the assets securing such obligations; and
- be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

As of September 30, 2010, we had $1,051,564 aggregate principal amount in loans payable outstanding that are secured by our loan portfolio, which would rank senior to the Certificates to the extent of the assets securing the loans payable.

Principal, maturity and interest

The Certificates will be issued in the minimum amount of $1,000, and in multiples of $100 for any amount greater than $1,000. The Certificates will be offered in maturities of 6 to 18 months from the date issued, with a fixed interest rate depending on the term. The Company will typically issue Certificates on the same or next day, after deposit by the Company of the subscriber's payment check and the check is collected by the Company's bank.

The interest rate for each Certificate will be based on the formula set forth below and varies according to the term of the Certificate. The minimum and the maximum fixed interest rates which are offered will change from time to time in response to changes in the current T Bill yield data obtained from the Federal Reserve Board, or a similar credible source. The interest rates for new Certificates are set on the first Monday of each month at the start of business based on the T Bill yields that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the first Monday of the next month. Interest is calculated and accrues daily based upon a 30-day month and a 360-day year. To determine the current rates, prospective investors in the Certificates should call the Company at (305) 854-8113, or consult the web page www.ourmicrolending.com.

The interest rate for each Certificate is based on the following formula and varies according to the term of the Certificate as follows:

6 Months Certificate Rate = 6 Months T Bill plus 5.75%.
9 Months Certificate Rate = 6 Months T Bill plus 6.25%.
12 Months Certificate Rate = 1 Year T Bill plus 7.75%.
15 Months Certificate Rate = 1 Year T Bill plus 8.25%.
18 Months Certificate Rate = 1 Year T Bill plus 9.00%.

"T Bill" is defined as the "Constant Maturity Treasury Bill Monthly Average Yield". The source of T Bill yield data will be the Federal Reserve or a similar credible source.

We will pay interest on Certificates with an aggregate principal amount of less than $1,000 annually or at maturity, at the holder's option. For Certificates with an aggregate principal amount of $1,000 or more, we will pay interest quarterly, semi-annually or at maturity, at the holder's option.

For Example, if you invested $999 on January 7, 2011:

1) the T-Bill rate that would be used would be the rate posted by the Federal Reserve on Monday, January 3, 2011;

2) the total interest rate that you would receive would be based on the term that you selected as set forth below

3) your interest payments would be paid either at maturity, for loans of 12 months or less, or annually for loans of 15 months or 18 months as set forth below.

Term	T-bill	Spread	Total Interest Rate	Interest Payments and Payment Date
6	0.2	5.75	5.95	$28.72 on 07/07/2011
9	0.2	6.25	6.45	$43.08 on 09/07/2011
12	0.3	7.75	8.05	$57.44 on 01/07/2011
15	0.3	8.25	8.55	$57.44 on 01/07/2011 and $14.36 on 04/07/2012
18	0.3	9.00	9.3	$57.44 on 01/07/2011 and $28.72 on 07/07/2012

If you invested $1,000, then interest would be payable, calculated on the higher principal amount, on the dates set forth above or, at your option, quarterly on each of April 7th, July 7th, October 7th and January 7th until maturity.

Optional prepayment

The Certificates may be prepaid in whole or in part at any time prior to their respective maturity dates without premium or penalty.

Events of default

The Certificates provide that each of the following constitutes an "Event of Default" with respect to the Certificates:

(a) our failure to make a payment when due under the Certificates (i) of any interest payment within five (5) business days of when the interest payment is due, or (ii) of the entire outstanding balance of principal and interest on the maturity date; or

(b) if we voluntarily file a petition under the Federal Bankruptcy Code, or under any similar or successor Federal statute relating to bankruptcy, insolvency arrangements, or reorganizations; or if we fail to obtain a vacation or stay of involuntary proceedings brought for the reorganization, dissolution or liquidation of us; or if we are adjudged a bankrupt, or upon our dissolution, business failure or discontinuance as a going concern business; or if a trustee or receiver shall be appointed for us or for our property; or if there is an attachment, execution or other judicial seizure of any portion of our assets, and such seizure is not discharged within ten (10) days.

If any Event of Default occurs and is continuing, at the option of the holders, the entire outstanding principal balance due under the Certificates and all accrued and unpaid interest on the Certificates will become immediately due and payable by us without further action or notice at the option of the holders.

Form of Certificates

All Certificates will be issued in fully registered form. The Company is entitled to treat the registered holder shown on its records as the owner of the Certificate for all purposes. Ownership of a Certificate may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Certificates so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

Payment or Rollover At Maturity

When a Certificate matures, unless the holder or the Company otherwise elects, it is automatically rolled-over into a new Certificate at the interest rate then being offered by the Company, unless the holder presents the Certificate for payment within 30 days after its maturity date. The new or extended Certificate, whichever is the case, will bear interest at the then current interest rate for newly issued Certificates.

Lack of Public Market

There is no public market for the Certificates, and none is expected to develop for their purchase and sale.

Financial information provided to investors

In addition to the financial information provided in this Offering Circular, the Company will provide a copy of its audited Financial Statements to all holders of Certificates within 90 days after the end of each fiscal year.

PLAN OF DISTRIBUTION

The Company is offering the Certificates directly to investors, without an underwriter or selling agent. The Certificates will be sold by the Company's officers, including Emilio M. Santandreu, on an ongoing and continuous basis, with no minimum amount to be sold and, therefore, there is no arrangement for the return of funds to subscribers if all, or a minimum number of the Certificates are not sold. The officers who will be offering the Certificates are not deemed to be brokers under Rule 3a4-1 of the Securities Exchange Act of 1934, as amended. In accordance with the provisions of Rule 3a4-1(a), officers who sell Certificates will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and comply with certain specified limitations when responding to inquiries from, potential purchasers.

Management maintains the right to retain outside professionals, including placement agents, in the event the efforts of our officers are unsuccessful. Disclosure of any fees to be paid to outside professionals or consultants will be disclosed at the time any such placement arrangement arises, if at all.

Once the Offering is qualified by the Commission and target registration states, we are permitted to generally solicit investors who reside in those states by use of various advertising mediums, such as print, radio, TV, and the Internet. We plan to primarily use the Internet through a variety of existing Internet advertising mechanisms, such as adwords and search engine optimization (e.g., placement on Yahoo and Google). As a result, it is anticipated that Internet traffic will arrive at a section of our website where prospective investors, who must register on our website and live in jurisdictions where the Certificates are permitted to be offered and sold, can find additional information regarding the Offering and may initiate a purchase of the Certificates in compliance with the Subscription Agreement.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

Our operating agreement provides that, subject to the approval of our owners, profits shall be distributed to our owners on an annual basis. No distributions were made to our owners in 2008, 2009 or 2010. At this time, we do not anticipate making any distributions in 2011.

EXECUTIVE OFFICERS, AND MANAGING MEMBER

The following list names each person who serves as an executive officer or Managing Member of the Company.

Name	Age	Position
Emilio M. Santandreu	58	President, Chief Executive Officer, Chief Financial Officer and Managing Member
Joanne Cubillan	31	Accounting and Financial Manager
Mariel Santandreu	30	Organizational Development Manager
Elieser Gonzalez	32	Chief Operating Officer

Emilio M. Santandreu has served as our President, Chief Executive Officer, Chief Financial Officer and Managing Member since he co-founded the Company in October 2007. From 2004 to 2007, Mr. Santandreu served as Chief Executive Officer of BDM, a microfinance company that he founded in Venezuela. Mr. Santandreu has also served as chief executive officer for several other financial and insurance companies in Venezuela, including C.A. Seguros la Occidental (2001-2004), Sanitas Venezuela, S.A. (1998-2001) and Consalud 800 (1993-1998). Mr. Santandreu holds an undergraduate degree in Industrial Engineering from Universidad Católica Andres Bello and a master's degree in Business Administration from IESA Caracas.

Joanne Cubillan has served as our Accounting and Financial Manager since August 2010. Ms. Cubillan has experience as administrative and financial manager. Prior to joining us, Ms. Cubillan worked in Venezuela for Petróleos de Venezuela S.A. between 2001 and 2003, as a junior financial officer. In the United States, Ms. Cubillan served as comptroller of Globaltek, a company that markets and distributes office equipment parts and supplies, from 2005 to 2010. Ms. Cubillan holds a master's degree in Business Administration and an undergraduate degree in Accounting from Universidad del Zulia.

Mariel Santandreu has served as our Organizational Development Manager since the Company's inception in October 2007. Ms. Santandreu was directly involved in the establishment of the Company and BDM, and has worked in the microfinance industry for over eight years. From 2004 to 2007 Ms. Santandreu served as Organizational Development Manager of BDM. Ms. Santandreu holds an undergraduate degree in Production Engineering and a degree as Specialist in International Business from Universidad Metropolitana in Caracas and a master's degree in Business Administration from Instituto de Empresa in Spain. Ms. Santandreu was Summa Cum Laude in all degrees.

Elieser Gonzalez has served as our Operations and Systems Manager since the Company's inception in October 2007 and currently serves as our Chief Operating Officer. Mr. Gonzalez has experience managing systems and software used in the microfinance industry. From 2002 to 2007, Mr. Gonzalez worked in Venezuela as a sales manager in BVPA Telecomunicaciones, C.A., a major telecommunications Company, located in Barquisimeto. Mr. Gonzalez has a degree in Computer Engineering from Universidad Yacambu in Barquisimeto. As Operations and Systems Manager, he assists with data analysis and technological development and support.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of September 1, 2010, with respect to the beneficial ownership of our equity interests, which are the only class of equity securities we have issued and outstanding, by (i) each person known by us to be the beneficial owner of more than 10% of our outstanding equity interests, and (ii) our executive officers and Managing Member as a group:

Name and Address of Member	Percentage of Membership Interests Held
Emilio M. Santandreu c/o Our MicroLending, LLC 1790 SW 22nd Street, Suite 201 Miami, Florida 33145	34.9%
All Executive Officers and Managing Member as a group (four persons)	61.9%

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

Mr. Emilio M. Santandreu, our President and Chief Executive Officer and Managing Member, is the father of Ms. Mariel Santandreu, our Organizational Development Manager. There are no other family relationships between officers, our Managing Member and beneficial owners of more than 10% of our outstanding equity interests.

During the past two years, we have received loans from family members of Mr. Santandreu. The loans have different expiration dates with terms between 90, 180 or 360 days. Interest rates range from 6% to 8%. The loans are secured by our loan portfolio.

Other than the capital contributions from our equity owners and loans from family members of Mr. Santandreu described above, we are not doing business with any of our officers, our Managing Member, key personnel or 10% owners of our outstanding equity interests or any of their relatives. We do not have any employment agreements with any of our employees or officers. The following table sets forth the remuneration for each of our executive officers and key personnel and our Managing Member, as a group, for the past fiscal year:

Name	Title	Cash
Emilio M. Santandreu	President, Chief Executive Officer, Chief Financial Officer, and Managing Member	$120,000
Joanne Cubillan	Accounting and Financial Manager	$36,000
Mariel Santandreu	Organizational Development Manager	$54,000
Elieser Gonzalez	Chief Operating Officer	$57,600
	Total:	$267,600

LITIGATION

Other than routine collection activities in respect of defaulting clients we are not engaged in, nor are we aware of any pending, litigation.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the Certificates. The summary is based on the Code, and Treasury regulations, rulings and judicial decisions as of the date hereof, all of which may be repealed, revoked or modified with possible retroactive effect. This summary applies to you only if you acquire the Certificates for cash in this Offering at the initial offering price and hold the Certificates as capital assets within the meaning of Section 1221 of the Code. This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be important to you in light of your particular circumstances, and it does not address state, local, foreign, alternative minimum or non-income tax considerations that may be applicable to you. Further, this summary does not deal with holders that may be subject to special tax rules, including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, U.S. Holders (as described below) whose functional currency is not the U.S. dollar, certain U.S. expatriates or holders who hold the Certificates as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction or other integrated transaction for U.S. federal income tax purposes. You should consult your own tax advisor as to the particular tax consequences to you of acquiring, holding or disposing of the Certificates.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of a Certificate that, for U.S. federal income tax purposes, is: (a) an individual citizen or resident of the United States; (b) a corporation (or other business entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) such trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person, or (ii) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all substantial decisions of the trust.

For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of a Certificate that is neither a U.S. Holder nor a partnership or any entity or arrangement treated as a partnership for U.S. federal income tax purposes. If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Certificates, then the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership that holds Certificates or a partner in such a partnership, you should consult your own tax advisor as to the particular U.S. federal income tax consequences applicable to you.

U.S. Holders

Interest

We anticipate that the Certificates will not be issued with original issue discount for U.S. federal income tax purposes. In such case, if you are a U.S. Holder, interest on a Certificate will generally be taxable to you as ordinary interest income as it accrues or is received by you in accordance with your usual method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Other Taxable of Dispositions of Certificates

If you are a U.S. Holder, upon the sale, exchange, redemption, retirement or other taxable disposition of a Certificate, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of the cash and the fair market value of any property you receive on the sale or other taxable disposition (less an amount attributable to any accrued but unpaid interest, which will be taxable as ordinary interest income to the extent not previously taken into income), and (ii) your adjusted tax basis in the Certificate. Your adjusted tax basis in a Certificate will generally be equal to your cost for the Certificate, reduced by any principal payments you have previously received in respect of the Certificate. Such gain or loss will generally be treated as capital gain or loss and will be treated as long-term capital gain or loss if your holding period in the Certificate exceeds one year at the time of the disposition. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

U.S. federal backup withholding may apply to payments on the Certificates and proceeds from the sale or other disposition of the Certificates if you are a non-corporate U.S. Holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the Internal Revenue Service (the "IRS").

A U.S. Holder will also be subject to information reporting with respect to payments on the Certificates and proceeds from the sale or other disposition of the Certificates, unless such U.S. Holder is an exempt recipient and appropriately establishes that exemption.

Non-U.S. Holders

Interest

Subject to the discussion of backup withholding and information reporting below, if you are a Non-U.S. Holder, payments of interest on the Certificates to you will not be subject to U.S. federal income tax (including branch profits or withholding tax), provided that:

- you do not, directly or indirectly, actually or constructively, own 10% or more of the voting power of the stock of Our MicroLending, LLC;
- you are not a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of your trade or business;
- you are not a controlled foreign corporation for U.S. federal income tax purposes that is, actually or constructively, related to us (as provided in the Code);
- the interest payments are not effectively connected with your conduct of a trade or business within the United States; and
- you meet certain certification requirements.

You will satisfy these certification requirements if you certify on IRS Form W-8BEN, or a substantially similar substitute form, under penalties of perjury, that you are not a United States person within the meaning of the Code, provide your name and address and file such form with the withholding agent. If you hold the Certificate through a foreign partnership or intermediary, you and the foreign partnership or intermediary must satisfy certification requirements of applicable Treasury regulations.

Even if the requirements listed above are not satisfied, you will be entitled to an exemption from or reduction in U.S. withholding tax provided that:

• You are entitled to an exemption from or reduction in withholding tax on interest under a tax treaty between the United States and your country of residence. To claim this exemption or reduction, you must generally complete IRS Form W-8BEN and claim this exemption or reduction on the form. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files; or

• The interest income on the Certificates is effectively connected with the conduct of your trade or business in the United States. To claim this exemption, you must complete IRS Form W-8ECI.

You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IIRS.

Sale, Exchange or Other Taxable of Dispositions of Certificates

Subject to the discussion below regarding backup withholding and information reporting, if you are a Non-U.S. Holder, you will not be subject to U.S. federal income tax (including branch profits tax) on the gain you realize on any sale, exchange, redemption, retirement or other taxable disposition of a Certificate, unless:

• the gain is effectively connected with your conduct of a trade or business within the United States and, if required by an applicable treaty (and you comply with applicable certification and other requirements to claim treaty benefits), is generally attributable to a U.S. "permanent establishment";

• you are an individual and have been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

• a portion of the gain represents accrued but unpaid interest, in which case the U.S. federal income tax rules for interest would apply to such portion.

U.S. Trade or Business

If interest on a Certificate or gain from a disposition of the Certificates is effectively connected with your conduct of a U.S. trade or business, and, if required by an applicable treaty, you maintain a U.S. "permanent establishment" to which the interest or gain is attributable, you will generally be subject to U.S. federal income tax on the interest or gain on a net basis in the same manner as if you were a U.S. Holder. If you are a foreign corporation, you may also be subject to a branch profits tax of 30% of your effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless you qualify for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

Under current U.S. federal income tax law, backup withholding and information reporting may apply to payments made by us (including our paying agents) to you in respect of the Certificates, unless you provide an IRS Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a Non-U.S. Holder or otherwise establish an exemption. We (or our paying agent) may, however, report payments of interest on the Certificates.

The gross proceeds from the disposition of your Certificates may be subject to information reporting and backup withholding tax at the applicable rate. If you sell your Certificates outside the United States through a foreign office of a foreign broker and the sales proceeds are paid to you outside the United States, then the backup withholding and information reporting requirements will generally not apply to that payment. However, information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your Certificates through the foreign office of a foreign broker that is, for U.S. federal income tax purposes:

• a United States person (within the meaning of the Code);

• a controlled foreign corporation;

- a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or
- a foreign partnership with certain connections to the United States;

unless such broker has in its records documentary evidence that you are not a United States person and certain other conditions are met, or you otherwise establish an exemption. In addition, backup withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that you are a United States person.

You should consult your own tax advisor regarding the application of information reporting and backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS.

The U.S. federal tax discussion set forth above is included for general information only and may not be applicable depending on a holder's particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the beneficial ownership and disposition of the Certificates, including the tax consequences under state, local, foreign, and other tax laws and the possible effects of changes in U.S. federal and other tax laws.

FINANCIAL STATEMENTS

OUR MICROLENDING LLC AND SUBSIDIARY

FINANCIAL STATEMENTS

SEPTEMBER 30, 2010
(Interim)

TABLE OF CONTENTS

OUR MICROLENDING LLC AND SUBSIDIARY
BALANCE SHEET
SEPTEMBER 30, 2010

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 52,111
Loan receivables, net	1,647,070
Accrued interest receivable	81,487
Due from Members	497,188
Other current assets	1,025
Other account receivable	12,822
Total Current Assets	2,291,703
PROPERTY AND EQUIPMENT, Net	**71,250**
OTHER ASSETS	
Deposits	8,324
Organizational Costs, Net	5,400
TOTAL ASSETS	**$ 2,376,677**

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES	
Account Payable	70,314
Guaranteed Deposits	133,823
Loans Payable	1,051,564
Accrued interest	35,699
Total Current Liabilities	1,291,400

MEMBERS' CAPITAL

MEMBERS' CAPITAL	**1,085,277**
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 2,376,677**

OUR MICROLENDING LLC AND SUBSIDIARY
STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

REVENUE		
Commission Income	$ 163,407	
Interest Income	239,608	
Total Income		**$ 403,015**
OPERATING EXPENSES		
Amortization	5,278	
Advertising	80,785	
Bad Debt Expense	102,311	
Bank and Financing Charges	3,965	
Depreciation	6,378	
Interest	53,044	
Legal and Professional Fees	6,955	
Office Supplies & Expenses	14,582	
Rent	38,094	
Salaries and Related Expenses	410,507	
Telephone	6,003	
Total Operating Expenses		727,902
NET LOSS		**(324,887)**

OUR MICROLENDING LLC AND SUBSIDIARY
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	**$ (324,887)**
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	5,278
Provisions for loan losses	102,311
Depreciation	6,378
Increase in:	
Accrued Interest Receivable	(23,258)
Other Current Assets	10,952
Due from Members	(497,188)
Other receivables	(12,822)
Intangible Assets	4,578
Accounts payable	67,174
Guaranteed Deposits	18,039
Accrued interest payable	30,891
Net cash (used in) operating activities	**(612,554)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Loans made to customers	(1,642,009)
Proceeds from repayment of loans	1,356,149
Acquisition of Property and Equipment	(62,711)
Net cash (used in) investing activities	**(348,571)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Increase in borrowings, net	319,672
Contributions from Members	650,000
Net cash provided by financing activities	**969,672**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**8,547**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**43,564**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 52,111**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for interest	**$ 22,153**

OUR MICROLENDING LLC AND SUBSIDIARY
CONSOLIDATED STAEMENTS OF
CHANGES IN MEMBERS' EQUITY

	Membership Interest	Accumulated Losses	Total Members' Equity
Balance – January 1, 2010	$ 2,250,000	$(1,489,836)	$ 760,164
Member contributions	650,000		650,000
Net loss		(324,887)	(324,887)
Balance – September 30, 2010	$ 2,900,00	$(1,814,723)	$ 1,085,277

NOTE 1 – NATURE OF BUSINESS

OUR Microlending LLC, (the "Company") was organized on October 9, 2007 in the State of Florida. The Company intends to promote and help small business and minorities unattended by conventional banking by offering small business loans tailor-made to each client (microfinance) in South Florida. The Company also plans to apply for the license to operate as a consumer finance company in the State of Florida. Microfinance Investment Company, LLC (a wholly owned subsidiary) was organized on July 11, 2008 in the State of Florida and is engaged in obtaining financing for OUR Microlending, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OUR Microlending, LLC and Subsidiary is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Method of Accounting

Accounting policies of the Company are on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of OUR Microlending LLC and Subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity date of three months or less to be cash equivalents.

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loans fees and costs, and an allowance for loan losses.

Interest income is discontinued at the time the loan is 90 days delinquent unless the loan is making partial. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment.

Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the original contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective rate at inception

Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are expensed as incurred. The Company depreciates all property and equipment by use of the straight-line method over the estimated useful lives of the assets ranging from three to five years.

Guaranteed Deposits

As a condition of each credit the customer is required to provide to the Company a cash deposit equal to 5% of the original note. This deposit is noninterest earning and is used to offset any pending fees at the maturity of the credit. The deposit is refunded to the customer upon receipt of the final loan payment. These deposits are recorded on the balance sheet as liabilities under the caption "Customer Deposits."

Revenue recognition

Interest income is recognized on the interest method and based on the principal balance. The Company collects a 5% fee from borrowers to recover costs incurred in the process of developing each credit. These fees are recorded as commission income and are typically exceeded by their costs. Management has determined that the effect of recognizing loan fees as revenue is not materially different from the result that would have been obtained had the loan fees net of cost been amortize. Accordingly all commission income is recorded at the settlement date of each loan in accordance with FASB Codification ASC 310-20.

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The financial statements include only those assets, liabilities and results of operations which relates to the business of OUR Microlending LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

The Company will file its income tax return on the Cash basis as a Partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provisions are made for income taxes in the financial statements.

The term of the Company is for thirty years by state statute, terminating in July 2037, unless terminated earlier. The term may be extended by amendment of the operating agreement.

As a limited liability company, each member's liability is limited to amounts in their respective member accounts.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Because all financial instruments held by the Company have original maturities of less than 12 months, it is the Company's position that their current book value is the best measure of their current fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Adoption of New Accounting Standards

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 early adoption for periods ending after March 15, 2009. This guidance did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued guidance which requires the effects of events that occur subsequent to the balance-sheet date be evaluated through the date the financial statements are either issued or available to be issued. Companies should disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). Companies are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but requires information about those events to be disclosed if the financial statements would otherwise be misleading. This guidance was effective for interim and annual financial periods ending after June 15, 2009 with prospective application.

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification TM (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

NOTE 3 – LOAN RECEIVABLES

Loans receivables are comprised of approximately 410 micro financing loans with individual outstanding balances ranging from $500 to $25,000 with an average balance of approximately $5,500. These loans typically carry a state interest rates of 18% and have terms of less than nine months. The loan are personally guaranteed by the owners of the businesses. Each loan is specifically customized to the needs of the small and/or minority business and thus, the terms of each loan receivable vary. At September 30, 2010 loans receivables totaled $1,647,071 and had a respective loan loss allowance of $424,242.

Activity in the allowance for loan losses was as follows:

		2010
Beginning balance	$	383,784
Provision for loan losses		102,311
Loans charged-off		-
Recoveries		-
Ending balance	$	486,095

At September 30, 2009, there were no loans collateralized by cash, stand-by letters of credit or listed stocks.

Nonaccrual loans and loans past due 90 days still on accrual at September 30, 2010, were $291,174 and $554,609, respectively. Individually impaired loans at September 30, 2010 amounted to $402,180 and had a respective loan loss allowance allocation of $364,350. At September 30, 2010 the Company did not have any reposed or foreclosed assets.

Interest income that would have been recorded if the nonaccrual loans had been current in accordance with their original terms and had been outstanding throughout the period is $10,920. The Company did not hold any refinanced or modified loans as of September 30, 2010

NOTE 4 – DUE FROM MEMBERS

On July 30, 2010 members of the Company agreed to an additional $650,000 capital contribution, to be funded at various periods. As of September 30, 2010, members have provided $152,812, of which a remaining balance of $497,188 remains outstanding.

NOTE 5 - PROPERTY AND EQUIPMENT

The company has purchased a new core accounting system and is in the process implementation and conversion. All expenses associated with this new core system have been capitalized and will be depreciated as single asset once the system is complete and in production. As of September 30, 2010 capitalized expenses related to the new system amounted to $52,615.

Property and equipment at September 30, 2010 consist of the following:

	2010
Equipment	$16,283
Furniture	2,352
Fixed Assets in Process	52,615
Total property and equipment	71,250
Less: Accumulated depreciation	
Property and equipment, net	$71,250

NOTE 6 – ORGANIZATIONAL COST

Organizational cost is composed of various capitalized expenses. It is the Company's policy to capitalize any expense it feels will provide a greater financial benefit than had the expense not occurred. The typical expenses that are capitalized include training seminars, advertising, professional expenses (related to specific initiatives) etc. These expenses are typically amortized over a 1 to 3 year period.

NOTE 7 - RELATED PARTY TRANSACTIONS

Member Contributions

During the third quarter ended September 30, 2010, the Members contributed $650,000 to the Company.

NOTE 8 - GUARANTEED DEPOSITS

Activity in Customer Deposits was as follows

		2010
Beginning Customer Deposit balance	$	115,784
New deposits		60,228
Deposits returned to customer		(23,053)
Deposits applied to satisfy deficiencies		(19,136)
Ending Customer Deposit balance	$	133,823

NOTE 9 - BORROWINGS

The Company has 36 individual loans from private lenders with outstanding balances ranging from $2,000 to $243,000 at terms ranging from 90 to 360 days. These loans are carried at interest rates between 6% and 8%, depending on the length of term. The borrowings are unsecured and have no restrictive covenants. At September 30, 2010 all borrowings are current and being repaid according to their original terms.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facility and certain office equipment under non-cancelable operating leases expiring through November 2010. Rent expense under the leases was $38,094 for the third quarter ended September 30, 2010.

The future minimum obligations under this lease are as follows:

Year ending December 31,	
2010	$ 6,377
	$ 6,377

NOTE 11 - OPERATIONAL CONSIDERATIONS

As indicated in the accompanying financial statements, the Company incurred an operating loss of approximately $303,678 for September 30, 2010. The majority of that amount was attributable to the down-turn in market conditions in the credit industry during 2008 and 2009 in Florida and the Company's inability to obtain necessary funding to satisfy the growing demand of microfinance during the economic down-turn in Florida. The Company implemented a corrective action plan and contracted external consultants during the third quarter of the year ended September 30, 2010 in order look to obtain additional funding. In addition, Management of the Company addressed operational issues to improve profitability.

In light of the current market conditions in the Company's industry in Florida, the Company has been proactive in seeking new funding sources and actively managing costs and expenses. Management and the Board of Directors continuously monitor the Company's financial position and performance to ensure that the Company is positioned to continue serving the Florida market. The different strategies and initiatives that the Company instituted during the third quarter ended September 30, 2010 provides the opportunity for the Company to improve its operational results and liquidity, yet those actions has not yet produced visible effects to the Company's profitability.

Management and the Board of Directors believe that the Company's unique position in the Florida credit market, along with the initiatives instituted, would permit the Company to become profitable when the Company has a net loan portfolio of approximately $3,000,000, which management and the Board of Directors anticipate will take twelve (12) months.

NOTE 12 - FAIR VALUES

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based anticipated cash flows. These types of loans are typically not traded on open markets and require management assumption to determine recoverability. Such assumptions are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Assets measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at September 30, 2010 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 37,830	$ -	$ -	$ 37,830

December 31, 2009	**Carrying Amount**	**Fair Value**
Financial assets		
Cash and Cash Equivalent	$ 52,111	$ 52,111
Loans, net	1,647,071	1,647,071
Accrued interest receivable	81,486	81,486
Financial liabilities		
Borrowings	1,051,564	1,051,564
Accrued interest payable	35,699	35,699

The carrying amount is the estimated fair value for all of the Company's financial instruments (asset and liabilities) as no one instrument's original maturity exceeds 12 months.

NOTE 13 – SUBSEQUENT EVENTS

On November 16, 2010, the Company filed an application "Regulation A Offering Statement Under the Securities Act of 1933" for the purpose of issuing unregistered senior unsecured fixed-rate notes ("the Notes"). The Notes are to be issued in the minimum amount of $1,000 and have maturities ranging between 6 and 18 months. The Company intends to use the proceeds of these Notes as a source of funding for future customer loans.

OUR MICROLENDING LLC AND SUBSIDIARY

FINANCIAL STATEMENTS

DECEMBER 31, 2009

TABLE OF CONTENTS


Alberni, Caballero
& Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

4649 PONCE DE LEON BLVD.
SUITE 404
CORAL GABLES, FL 33146
TEL: 305-662-7272
FAX: 305-662-4266
ACC-CPA.COM

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
OUR Microlending LLC and Subsidiary
Miami, Florida

We have audited the accompanying consolidated balance sheet of OUR Microlending LLC and Subsidiary (the "Company") as of December 31, 2009, and the related statements of income and members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 10- Operational Considerations, the Company has incurred a negative operating loss for the past two fiscal years, and has implemented an action plan and strategies to improve the Company's operations and closely monitor its liquidity, operations and expenses.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OUR Microlending LLC and Subsidiary as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The 2009 financial statements have been restated to include additional disclosures of the Company's significant accounting policies.

Alberni Caballero & Company, LLP

January 3, 2011

OUR MICROLENDING LLC AND SUBSIDIARY
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents		$ 43,564
Loan Receivables, Net		1,463,521
Accrued Interest Receivable		58,229
Other Current Assets		11,977
Total Current Assets		1,577,291
PROPERTY AND EQUIPMENT, Net		14,917
OTHER ASSETS		
Deposits	8,324	
Intangible Assets, Net	15,256	23,580
TOTAL ASSETS		1,615,788

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES	
Accounts payable	$ 3,140
Guaranteed Deposits	115,784
Loans Payable	731,892
Accrued Interest	4,808
Total Current Liabilities	855,624

MEMBERS' CAPITAL

MEMBERS' CAPITAL	760,164
TOTAL LIABILITIES AND MEMBERS' CAPITAL	1,615,788

The accompanying notes are an integral part of the financial statements.

OUR MICROLENDING LLC AND SUBSIDIARY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE		
Commission Income	$ 135,874	
Interest Income	280,809	
Other Income	2,435	
Total Income		419,118
OPERATING EXPENSES		
Amortization	7,739	
Advertising	22,534	
Bad Debt Expense	285,297	
Bank and Financing Charges	3,742	
Depreciation	6,779	
Interest	33,112	
Legal and Professional Fees	50,188	
Office Supplies & Expenses	18,954	
Rent	64,180	
Salaries and Related Expenses	533,810	
Telephone	7,888	
Training	18,488	
Other Operating Expenses	17,541	
Total Operating Expenses		1,070,252
NET LOSS		(651,134)

The accompanying notes are an integral part of the financial statements.

OUR MICROLENDING LLC AND SUBSIDIARY
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Membership Interest	Accumulated Losses	Total Members' Equity
Balance - January 1, 2009	$ 1,500,000	$ (838,702)	$ 661,298
Member Contributions	750,000	-	750,000
Net Loss	-	(651,134)	(651,134)
Balance - December 31, 2009	2,250,000	(1,489,836)	760,164

The accompanying notes are an integral part of the financial statements.

OUR MICROLENDING LLC AND SUBSIDIARY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ (651,134)
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Amortization	7,739
Provisions for Loan Losses	285,297
Depreciation	6,779
Increase in:	
Accrued Interest Receivable	(36,922)
Other Current Assets	(7,113)
Deposits	(642)
Intangible Assets	(8,849)
Accounts payable	(10,058)
Guaranteed Deposits	53,815
Accrued Interest Payable	4,808
Net cash (used in) operating activities	(356,280)
CASH FLOWS FROM INVESTING ACTIVITIES	
Loans Made to Customers	(1,840,983)
Proceeds from Loan Repayments	1,341,461
Acquisition of Property and Equipment	(9,368)
Net cash (used in) investing activities	(508,890)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Deposits	(361,338)
Net Borrowings from Loans	476,587
Contributions from Members	750,000
Net cash provided by financing activities	865,249
NET INCREASE IN CASH AND CASH EQUIVALENTS	79
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	43,485
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 43,564
SUPPLEMENTAL DISCLOSURE OF CASG FLOW INFORMATION:	
Cash Paid for Interest	$ 28,304

The accompanying notes are an integral part of the financial statements.

OUR MICROLENDING LLC AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENT

NOTE 1 – NATURE OF BUSINESS

OUR Microlending LLC, (the "Company") was organized on October 9, 2007 in the State of Florida. The Company intends to promote and help small business and minorities unattended by conventional banking by offering small business loans tailor-made to each client (microfinance) in South Florida. The Company also plans to apply for the license to operate as a consumer finance company in the State of Florida. Microfinance Investment Company, LLC (a wholly owned subsidiary) was organized on July 11, 2008 in the State of Florida and is engaged in obtaining financing for OUR Microlending, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OUR Microlending, LLC and Subsidiary is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Method of Accounting

Accounting policies of the Company are on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of OUR Microlending LLC and Subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity date of three months or less to be cash equivalents.

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loans fees and costs, and an allowance for loan losses.

Interest income is discontinued at the time the loan is 90 days delinquent unless the loan is making partial payments. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment.

Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the original contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective rate at inception.

Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are expensed as incurred. The Company depreciates all property and equipment by use of the straight-line method over the estimated useful lives of the assets ranging from three to five years.

Guaranteed Deposits

As a condition of each credit the customer is required to provide to the Company a cash deposit equal to 5% of the original note. This deposit is noninterest earning and is used to offset any pending fees at the maturity of the credit. The deposit is refunded to the customer upon receipt of the final loan payment. These deposits are recorded on the balance sheet as liabilities under the caption "Customer Deposits."

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Interest income is recognized on the interest method and based on the principal balance. The Company collects a 5% fee from borrowers to recover costs incurred in the process of developing each credit. These fees are recorded as commission income and are typically exceeded by their costs. Management has determined that the effect of recognizing loan fees as revenue is not materially different from the result that would have been obtained had the loan fees net of cost been amortized. Accordingly all commission income is recorded at the settlement date of each loan in accordance with FASB Codification ASC 310-20.

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The financial statements include only those assets, liabilities and results of operations which relates to the business of OUR Microlending LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

The Company will file its income tax return on the Cash basis as a Partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provisions are made for income taxes in the financial statements.

The term of the Company is for thirty years by state statute, terminating in July 2037, unless terminated earlier. The term may be extended by amendment of the operating agreement.

As a limited liability company, each member's liability is limited to amounts in their respective member accounts.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Because all financial instruments held by the Company have original maturities of less than 12 months, it is the Company's position that their current book value is the best measure of their current fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 early adoption for periods ending after March 15, 2009. This guidance did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued guidance which requires the effects of events that occur subsequent to the balance-sheet date be evaluated through the date the financial statements are either issued or available to be issued. Companies should disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). Companies are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but requires information about those events to be disclosed if the financial statements would otherwise be misleading. This guidance was effective for interim and annual financial periods ending after June 15, 2009 with prospective application.

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification TM (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

NOTE 3 – LOAN RECEIVABLES

Loan receivables are comprised of approximately 400 micro financing loans with individual outstanding balances ranging from $500 to $25,000 with an average balance of approximately $5,500. These loans typically carry stated interest rates of 18% and have terms of less than nine months. The loans are personally guaranteed by the owners of the businesses. Each loan is specifically customized to the needs of the small and/or minority business and thus, the terms of each loan receivable vary. At December 31, 2009 loan receivables totaled $1,821,297 and had a respective loan loss allowance of $357,776.

At December 31, 2009, there were no loans collateralized by cash, stand-by letters of credit or listed stocks.

Nonaccrual loans and loans past due 90 days still on accrual at December 31, 2009 were $96,033 and $743,338, respectively. Individually impaired loans at December 31, 2009 amounted to $247,550 and had a respective loan loss allowance allocation of $241,941. At December 31, 2009 the Company did not have any repossessed or foreclosed assets.

NOTE 3 – LOAN RECEIVABLES (Continued)

Interest income that would have been recorded if the nonaccrual loans had been current in accordance with their original terms and had been outstanding throughout the period is $18,972. The Company did not hold any refinanced or modified loans as of December 31, 2009.

Activity in the allowance for loan losses was as follows:

	2009
Beginning balance	$ 98,487
Provision for loan losses	285,297
Loans charged-off	-
Recoveries	-
Ending balance	$ 383,784

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 consist of the following:

	2009
Equipment	$12,236
Furniture	3,140
Leasehold Improvements	9,324
Total property and equipment	24,700
Less: Accumulated depreciation	9,783
Property and equipment, net	$14,917

NOTE 5 – INTANGIBLE ASSETS

Intangible assets are amortized with finite lives on a straight-line basis over their estimated useful lives. Trademarks/H1B Fees are amortized over 3 years. Intangible assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable. No impairment was recorded in 2009.

At December 31, 2009, the gross carrying amount and accumulated amortization of intangible assets subject to amortization are as follows:

	Gross Assets	Accumulated Amortization	Net
Trademarks	$ 18,599	$ (6,010)	$ 12,589
HIB Fees	6,000	(3,333)	2,667
Total	$ 24,599	$ (1,604)	$ 15,256

NOTE 6 - RELATED PARTY TRANSACTIONS

Member Contributions

During the year ended December 31, 2009, the Members contributed $750,000 to the Company.

NOTE 7 - GUARANTEED DEPOSITS

Activity in Customer Deposits was as follows:

		2009
Beginning Customer Deposit balance	$	61,965
New deposits		89,085
Deposits returned to customer		(10,730)
Deposits applied to satisfy deficiencies		(24,536)
Ending Customer Deposit balance	$	115,784

NOTE 8 – BORROWINGS

The Company has 36 individual loans from lenders with outstanding balances ranging from $2,000 to $243,000 at terms ranging from 90 to 360 days. These loans are carried at interest rates between 6% and 8%, depending on the length of term. The borrowings are unsecured and have no restrictive covenants. At December 31, 2009 all borrowings are current and being repaid according to their original terms.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facility and certain office equipment under non-cancelable operating leases expiring through November '2010. Rent expense under the leases was $64,180 for the year ended December 31, 2009.

The future minimum obligations under this lease are as follows:

Year ending December 31,		
2010	$	39,721
	$	39,721

NOTE 10 - OPERATIONAL CONSIDERATIONS

As indicated in the accompanying financial statements, the Company incurred an operating loss of approximately $685,415 for the year ended December 31, 2009. The majority of that amount was attributable to the down-turn in market conditions in the credit industry during 2008 and 2009 in Florida and the Company's inability to obtain necessary funding to satisfy the growing demand of microfinance during the economic down-turn in Florida. The Company implemented a corrective action plan and contracted external consultants during the fourth quarter of the year ended December 31, 2009 in order look to obtain additional funding. In addition, Management of the Company addressed operational issues to improve profitability.

In light of the current market conditions in the Company's industry in Florida, the Company has been proactive in seeking new funding sources and actively managing costs and expenses. Management and the Board of Directors continuously monitor the Company's financial position and performance to ensure that the Company is positioned to continue serving the Florida market. The different strategies and initiatives that the Company instituted during the year ended December 31, 2009 provide the opportunity for the Company to improve its operational results and liquidity, yet those actions have not yet produced visible effects to the Company's profitability.

NOTE 11 - FAIR VALUES

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on anticipated cash flows. These types of loans are typically not traded on markets and require management assumption to determine recoverability. Such assumptions are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Assets measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at December 31, 2009 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 5,609	$ -	$ -	$ 5,609

December 31, 2009	**Carrying Amount**	**Fair Value**
Financial assets		
Cash and Cash Equivalent	$ 43,564	$ 43,564
Loans, net	1,463,521	1,463,521
Accrued interest receivable	58,229	58,229
Financial liabilities		
Borrowings	731,892	731,892
Accrued interest payable	4,808	4,808

The carrying amount is the estimated fair value for all of the Company's financial instruments (asset and liabilities) as no one instrument's original maturity exceeds 12 months.

NOTE 12 – SUBSEQUENT EVENTS

On November 16, 2010, the Company filed an application "Regulation A Offering Statement Under the Securities Act of 1933" for the purpose of issuing investment certificates ("the Certificates"). The Certificates are to be issued in the minimum amount of $1,000 and have maturities ranging between 6 and 18 months. The Company intends to use the proceeds of these Certificates as a source of funding for future customer loans.

OUR MICROLENDING LLC AND SUBSIDIARY

FINANCIAL STATEMENTS

DECEMBER 31, 2008

TABLE OF CONTENTS


AC&C
Alberni, Caballero & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

4649 PONCE DE LEON BLVD.
SUITE 404
CORAL GABLES, FL 33146
TEL: 305-662-7272
FAX: 305-662-4266
ACC-CPA.COM

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
OUR Microlending LLC and Subsidiary
Miami, Florida

We have audited the accompanying consolidated balance sheet of OUR Microlending LLC and Subsidiary (the "Company") as of December 31, 2008, and the related statements of income and members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OUR Microlending LLC and Subsidiary as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The 2008 financial statements have been restated to include additional disclosures of the Company's significant accounting policies.

Alberni Caballero & Company, LLP

December 27, 2010

OUR MICROLENDING LLC AND SUBSIDIARY
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents		$ 43,485
Loan Receivables, Net		1,251,533
Accrued Interest Receivable		21,307
Other Current Assets		3,977
Total Current Assets		1,320,302
PROPERTY AND EQUIPMENT, Net		12,328
OTHER ASSETS		
Deposits	7,682	
Intangible Assets, Net	14,146	21,828
TOTAL ASSETS		1,354,458

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES	
Accounts payable	$ 13,198
Guaranteed Deposits	61,969
Member Deposits	361,338
Loans Payable	256,655
Total Current Liabilities	693,160

MEMBERS' CAPITAL

MEMBERS' CAPITAL	661,298
TOTAL LIABILITIES AND MEMBERS' CAPITAL	1,354,458

The accompanying notes are an integral part of the financial statements.

OUR MICROLENDING LLC AND SUBSIDIARY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE		
Commission Income	$ 116,831	
Interest Income	134,916	
Other Income	840	
Total Income		252,587
OPERATING EXPENSES		
Accounting	1,563	
Amortization	1,604	
Advertising	23,924	
Bad Debt Expense	98,487	
Bank and Financing Charges	11,471	
Depreciation	3,604	
Legal and Professional Fees	7,737	
Office Supplies & Expenses	13,792	
Rent	53,173	
Salaries and Related Expenses	696,709	
Telephone	6,651	
Training	92,856	
Other Operating Expenses	33,849	
Total Operating Expenses		1,045,420
NET LOSS		(792,833)

The accompanying notes are an integral part of the financial statements.

OUR MICROLENDING LLC AND SUBSIDIARY
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Membership Interest	Accumulated Losses	Total Members' Equity
Balance - January 1, 2008	$ 445,123	$ (45,869)	$ 399,254
Member Contributions	1,054,877	-	1,054,877
Net Loss	-	(792,833)	(792,833)
Balance - December 31, 2008	1,500,000	(838,702)	661,298

The accompanying notes are an integral part of the financial statements.

OUR MICROLENDING LLC AND SUBSIDIARY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ (792,833)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	1,604
Provisions for Loan Losses	98,487
Depreciation	3,604
Increase in:	
Accrued Interest Receivable	21,307
Other Current Assets	(3,977)
Deposits	14,737
Intangible Assets	(15,750)
Accounts payable	10,448
Guaranteed Deposits	61,969
Net cash (used in) operating activities	(600,404)
CASH FLOWS FROM INVESTING ACTIVITIES	
Loans Made to Customers	(2,084,359)
Proceeds from Loan Repayments	691,725
Acquisition of Property and Equipment	(11,047)
Net cash (used in) investing activities	(1,403,681)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Deposits	361,338
Net Borrowings from Loans	256,655
Contributions from Members	1,054,877
Net cash provided by financing activities	1,672,870
NET INCREASE IN CASH AND CASH EQUIVALENTS	(331,215)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	374,700
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 43,485
SUPPLEMENTAL DISCLOSURE OF CASG FLOW INFORMATION:	
Cash Paid for Interest	$ 9,444

The accompanying notes are an integral part of the financial statements.

OUR MICROLENDING LLC AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENT

NOTE 1 – NATURE OF BUSINESS

OUR Microlending LLC, (the "Company") was organized on October 9, 2007 in the State of Florida. The Company intends to promote and help small business and minorities unattended by conventional banking by offering small business loans tailor-made to each client (microfinance) in South Florida. The Company also plans to apply for the license to operate as a consumer finance company in the State of Florida. Microfinance Investment Company, LLC (a wholly owned subsidiary) was organized on July 11, 2008 in the State of Florida and is engaged in obtaining financing for OUR Microlending, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OUR Microlending, LLC and Subsidiary is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Method of Accounting

Accounting policies of the Company are on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of OUR Microlending LLC and Subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity date of three months or less to be cash equivalents.

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loans fees and costs, and an allowance for loan losses.

Interest income is discontinued at the time the loan is 90 days delinquent unless the loan is making partial payments. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment.

Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the original contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective rate at inception.

Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are expensed as incurred. The Company depreciates all property and equipment by use of the straight-line method over the estimated useful lives of the assets ranging from three to five years.

Guaranteed Deposits

As a condition of each credit the customer is required to provide to the Company a cash deposit equal to 5% of the original note. This deposit is noninterest earning and is used to offset any pending fees at the maturity of the credit. The deposit is refunded to the customer upon receipt of the final loan payment. These deposits are recorded on the balance sheet as liabilities under the caption "Customer Deposits."

Revenue recognition

Interest income is recognized on the interest method and based on the principal balance. The Company collects a 5% fee from borrowers to recover costs incurred in the process of developing each credit. These fees are recorded as commission income and are typically exceeded by their costs. Management has determined that the effect of recognizing loan fees as revenue is not materially different from the result that would have been obtained had the loan fees net of cost been amortized. Accordingly all commission income is recorded at the settlement date of each loan in accordance with FASB Codification ASC 310-20.

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The financial statements include only those assets, liabilities and results of operations which relates to the business of OUR Microlending LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

The Company will file its income tax return on the Cash basis as a Partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provisions are made for income taxes in the financial statements.

The term of the Company is for thirty years by state statute, terminating in July 2037, unless terminated earlier. The term may be extended by amendment of the operating agreement.

As a limited liability company, each member's liability is limited to amounts in their respective member accounts.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Because all financial instruments held by the Company have original maturities of less than 12 months, it is the Company's position that their current book value is the best measure of their current fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 3 – LOAN RECEIVABLES

Loan receivables are comprised of approximately 330 micro financing loans with individual outstanding balances ranging from $500 to $25,000 with an average balance of approximately $5,500. These loans typically carry stated interest rates of 18% and have terms of less than nine months. The loans are personally guaranteed by the owners of the businesses. Each loan is specifically customized to the needs of the small and/or minority business and thus, the terms of each loan receivable vary. At December 31, 2008 loan receivables totaled $1,350,020 and had a respective loan loss allowance of $98,487.

At December 31, 2008, there were no loans collateralized by cash, stand-by letters of credit or listed stocks.

Nonaccrual loans and loans past due 90 days still on accrual at December 31, 2008 were $239,927 and $185,272, respectively. At December 31, 2008 the Company did not have any repossessed or foreclosed assets.

Interest income that would have been recorded if the nonaccrual loans had been current in accordance with their original terms and had been outstanding throughout the period is $1,257. The Company did not hold any refinanced or modified loans as of December 31, 2008.

Activity in the allowance for loan losses was as follows:

	2008
Beginning balance	$ -
Provision for loan losses	98,487
Loans charged-off	-
Recoveries	-
Ending balance	$ 98,487

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008 consist of the following:

	2008
Equipment	$ 6,236
Furniture	540
Leasehold Improvements	9,324
Total property and equipment	16,100
Less: Accumulated depreciation	3,772
Property and equipment, net	$12,328

NOTE 5 – INTANGIBLE ASSETS

Intangible assets are amortized with finite lives on a straight-line basis over their estimated useful lives. Trademarks/H1B Fees are amortized over 3 years. Intangible assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable. No impairment was recorded in 2008.

At December 31, 2008, the gross carrying amount and accumulated amortization of intangible assets subject to amortization are as follows:

	Gross Assets	Accumulated Amortization	Net
Trademarks	$ 9,750	$ (1,333)	$ 8,417
HIB Fees	6,000	(271)	5,729
Total	$ 15,750	$ (1,604)	$ 14,146

NOTE 6 - RELATED PARTY TRANSACTIONS

Member Contributions

During the year ended December 31, 2008, the Members contributed $1,054,877 to the Company. On November 12, 2008, the Members agreed to contribute an additional $750,000.

Member Deposits

As of December 31, 2008, the amount collected from Members was $361,338 and classified as Member Deposits until all Members have contributed their corresponding amount. Once the total amount of $750,000 has been contributed by all Members, the entire amount will be classified as Member Contributions by Management.

NOTE 7 - GUARANTEED DEPOSITS

Activity in Customer Deposits was as follows:

		2008
Beginning Customer Deposit balance	$	-
New deposits		92,302
Deposits returned to customer		(1,934)
Deposits applied to satisfy deficiencies		(28,399)
Ending Customer Deposit balance	$	61,969

NOTE 8 – BORROWINGS

The Company has 12 individual loans from lenders with outstanding balances ranging from $4,000 to $53,000 at terms ranging from 90 to 180 days. These loans are carried at interest rates between 6% and 6.5%, depending on the length of term. The borrowings are unsecured and have no restrictive covenants. At December 31, 2008 all borrowings are current and being repaid according to their original terms.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facility and certain office equipment under non-cancelable operating leases expiring through November '2010. Rent expense under the leases was $53,173 for the year ended December 31, 2008.

The future minimum obligations under this lease are as follows:

Year ending December 31,		
2009	$	41,440
2010		39,721
	$	81,161

NOTE 10 - FAIR VALUES

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on anticipated cash flows. These types of loans are typically not traded on markets and require management assumption to determine recoverability. Such assumptions are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Assets measured at fair value on a non-recurring basis are summarized below:

December 31, 2008	**Carrying Amount**	**Fair Value**
Financial assets		
Cash and Cash Equivalent	$ 43,485	$ 43,485
Loans, net	1,251,533	1,251,533
Accrued interest receivable	21,307	21,307
Financial liabilities		
Borrowings	256,655	256,655

The carrying amount is the estimated fair value for all of the Company's financial instruments (asset and liabilities) as no one instrument's original maturity exceeds 12 months.

NOTE 11 – SUBSEQUENT EVENTS

On November 16, 2010, the Company filed an application "Regulation A Offering Statement Under the Securities Act of 1933" for the purpose of issuing investment certificates ("the Certificates"). The Certificates are to be issued in the minimum amount of $1,000 and have maturities ranging between 6 and 18 months. The Company intends to use the proceeds of these Certificates as a source of funding for future customer loans.

PART III - EXHIBITS

Index To Exhibits

Exhibit No.	Description
2.1	Articles of Organization of Our MicroLending, LLC*
2.2	Operating Agreement of Our MicroLending, LLC*
3.1	See Exhibit 2.2 for provisions of Operating Agreement defining rights of owners.*
3.2	Form of Investment Certificate
6.1	Form of Our MicroLending, LLC Subscription Documents
6.2	Form of Independent Contractor Agreement with Specialist*
6.3	Commercial Lease Agreement dated November 7, 2007*
6.4	Office Lease dated August 7, 2009*
6.5	Form of Loan Documents
10.1	Consent of Independent Auditors
11.1	Opinion of Holland & Knight LLP regarding the legality of the securities covered by the Offering Circular

*Previously filed.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 18 day of February, 2011.

OUR MICROLENDING, LLC

By:



Emilio M. Santandreu
President and Chief Executive Officer

This offering statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
 Emilio M. Santandreu	President, Chief Executive Officer, Chief Financial Officer and Managing Member	February 18, 2011

Exhibit 3.2

Form of Investment Certificate

INVESTMENT CERTIFICATE

$______________ ___________, 2011

1. Promise to Pay. FOR VALUE RECEIVED, the undersigned, **Our MicroLending, LLC**, a Florida limited liability company, ("**Issuer**"), hereby promises to pay to the order of ______________________ ("**Holder**"), at ___________________________________, or at such other place as Holder from time to time designates in writing, the principal sum ("**Principal Sum**") of ________________________ Dollars ($_______), together with interest thereon and other sums herein referred to.

2. Interest Rate. The interest rate for this Investment Certificate (this "**Certificate**") will be based on the formula set forth below and will vary according to the term of this Certificate. The minimum and the maximum fixed interest rates which are offered will change from time to time in response to changes in the current T Bill yield data obtained from the Federal Reserve Board, or a similar credible source. The interest rate for the Certificate will be set on the first Monday of each month at the start of business based on the T Bill yields that day. The initial interest rate will be the interest rate set on the first Monday of the month in which this Certificate is issued or extended in accordance with Section 4 hereof. Interest will be calculated and accrue daily based upon a 30-day month and a 360-day year.

(a) The interest rate for the Certificate is based on the following formula and varies according to the term of the Certificate as follows:

6 Months Certificate Rate = 6 Months T Bill plus 5.75%.
9 Months Certificate Rate = 6 Months T Bill plus 6.25%.
12 Months Certificate Rate = 1 Year T Bill plus 7.75%.
15 Months Certificate Rate = 1 Year T Bill plus 8.25%.
18 Months Certificate Rate = 1 Year T Bill plus 9.00%.

(b) T Bill is defined as the "Constant Maturity Treasury Bill Monthly Average Yield." The source of T Bill yield data will be the Federal Reserve or a similar credible source.

3. Interest Payments. Interest payments under this Certificate (each an "**Interest Payment**") will vary according to the Principal Sum. If the Principal Sum is less than $1,000, beginning on the date hereof, Issuer shall make Interest Payments to Holder of accrued interest, (i) on an annual basis (on each one-year anniversary of the date hereof), or (ii) on the Maturity Date, at the Holder's option. If the Principal Sum is $1,000 or more, beginning on the date hereof, Issuer shall make Interest Payments to Holder of accrued interest, (i) on a quarterly basis, the first of such payments pro-rated for the initial quarterly period, on each March 31, June 30, September 30 and December 31, (ii) on a semi-annual basis (on each sixth-month anniversary of the date hereof), or (iii) on the Maturity Date, at the Holder's option.

4. Maturity Date; Automatic Extension. All principal, interest and other amounts due hereunder shall be payable in full on ____________ (the "**Maturity Date**"); provided, however, the Maturity Date automatically shall be extended for an additional term of identical length, unless Holder presents this Certificate for payment within thirty (30) days of the Maturity Date. If the term of the Certificate is extended in accordance with this Section 4, the interest rate will be calculated as if newly issued in accordance with Section 2 hereof. Nothing in this Section 4 obligates, or should be construed as obligating, Holder to extend the Maturity Date, and if Holder elects not to present this Certificate for payment on one or more occasions, such decision(s) shall in no way obligate Holder to permit subsequent automatic extensions of the Maturity Date or excuse Issuer from its obligation to pay this Certificate promptly when due. Holder's election to present this Certificate for payment may be made in Holder's sole and absolute discretion.

5. Method of Payment. If any amount payable under this Certificate shall be due on a day on which banks are required or authorized to close in Miami, Florida (any other day being a "**Business Day**"), such payment may be made on the next succeeding Business Day and such additional time shall be included in the computation of interest.

6. Prepayment. This Certificate may be prepaid in whole or in part at any time prior to the Maturity Date without premium or penalty.

7. Application of Payments. In the event Issuer makes a partial prepayment of this Certificate, such prepaid amount shall be first applied to the payment of any costs and expenses for which Issuer has become liable hereunder, next to the payment of accrued and unpaid interest, and lastly to the payment of principal.

8. Costs of Collection. Issuer shall pay Holder's reasonable costs, expenses and attorneys' fees incurred in the exercise of any remedy hereunder, in any proceeding for the collection of the debt evidenced by this Certificate or in any litigation or controversy arising from or connected with this Certificate, including any bankruptcy, receivership, injunction, arbitration, mediation, or other proceeding, or any appeal therefrom.

9. Defaults. Time is of the essence of this Certificate. The occurrence of any of the following shall constitute a default under this Certificate:

(a) Failure of Issuer to make payment when due hereunder (i) of any Interest Payment within five (5) days of when an Interest Payment is due, or (ii) of the entire outstanding balance of principal and interest on the Maturity Date; or

(b) If Issuer shall voluntarily file a petition under the Federal Bankruptcy Code, as the same may from time to time be amended, or under any similar or successor Federal statute relating to bankruptcy, insolvency arrangements, or reorganizations; or if Issuer shall fail to obtain a vacation or stay of involuntary proceedings brought for the reorganization, dissolution or liquidation of Issuer; or if Issuer shall be adjudged a bankrupt, or upon dissolution, business failure or discontinuance of Issuer as a going concern business; or if a trustee or receiver shall be appointed for Issuer or for Issuer's property; or if there is an attachment, execution or other judicial seizure of any portion of the assets of Issuer, and such seizure is not discharged within ten (10) days;

then, upon the occurrence of any such events, at the option of Holder the entire outstanding principal balance due hereunder and all accrued and unpaid interest thereon shall become immediately due and payable in full.

10. Usury. If any court of competent jurisdiction should determine that the interest rate herein provided for exceeds that which is statutorily permitted for this type of transaction, the interest rate shall be reduced to the highest rate permitted by applicable law, with any excess interest theretofore collected being applied against principal or, if such principal has been fully repaid, returned to Issuer on demand.

11. Waivers. Except as otherwise provided in this Certificate, Issuer hereby waives presentment, demand of payment, notice of dishonor, protest, and notice of nonpayment, and any and all other notices and demands whatsoever. No covenant, condition, right or remedy in this Certificate may be waived or modified unless such waiver or modification is agreed to in writing executed by the party against whom such waiver would be enforced.

12. Governing Law. This Certificate shall be governed by and construed in accordance with the laws of the State of Florida.

13. Partial Invalidity. If any section or provision of this Certificate is declared invalid or unenforceable by any court of competent jurisdiction, such determination shall not affect the validity or enforceability of the remaining terms hereof.

14. Successors. The terms of this Certificate shall be binding upon and insure to the benefit of the parties and their respective successors and assigns.

15. Notices. All notices and other communications from the Holder to Issuer shall be deemed to have been duly transmitted and received only if in writing and shall be deemed effective upon the earlier of personal delivery to Issuer (which shall include delivery by facsimile, Federal Express or similar service) or three (3) Business Days after being deposited, postage prepaid, certified or registered mail, return receipt requested, in the United States mail bearing the following address of Issuer: 1790 SW 22nd Street, Suite 201, Miami, Florida 33145, Attention: President and CEO.

IN WITNESS WHEREOF, Issuer has caused this Certificate to be duly executed and delivered as of the date first above written.

ISSUER:

Our MicroLending, LLC

By: ______________________________
Name:
Title:

#9827707_v4

Exhibit 6.1

Form of Our MicroLending, LLC Subscription Documents

Procedure for the Purchase of an Our MicroLending, LLC

Investment Certificate:

If you are interested in purchasing an Investment Certificate (the "Certificate") to be issued by Our MicroLending, LLC, a Florida limited liability company (the "Company"), you must:

a) Complete the attached Subscription Agreement (the "Subscription Agreement");

b) Provide a check or wire transfer payable to Our MicroLending, LLC; and

c) Deliver the Subscription Agreement and payment to:

Emilio M. Santandreu
1790 SW 22nd Street, Suite 201
Miami, Florida 33145

The minimum subscription is $1,000 and Certificates may be issued in multiples of $100 for any amount greater than $100. The Company may accept or reject any subscription you tender, in whole or in part. This means that the Company may allocate to you a Certificate in an amount smaller than you subscribed to purchase.

If the Company rejects your subscription in whole, the Company will return this Subscription Agreement and your payment. If the Company accepts only part of your subscription, the Company will return the unused portion of your payment to you with interest, if any.

If the Company accepts your subscription in whole or in part, a copy of the Subscription Agreement will be returned to you, together with a Certificate in fully registered form that is payable to you in an amount equal to the amount subscribed for, or portion thereof, accepted by the Company. This will confirm your subscription and indicate how much of your subscription the Company has accepted.

Subscription No. ______

SUBSCRIPTION AGREEMENT

Between:	**Our MicroLending, LLC,** a Florida limited liability company	"Company"
And:	____________________________	"Subscriber"
Subscribed Amount:	$__________________________	
Dated:	____________, 2011	

WHEREAS, the Subscriber has received and carefully reviewed the Company's "Offering Circular" and other documents provided to Subscriber (collectively the "Disclosure Documents"), pursuant to which the Company is offering to sell up to $5.0 million in principal amount of its Investment Certificates (each a "Certificate" and collectively the "Certificates"); and

WHEREAS, the Subscriber hereby irrevocably subscribes to acquire from the Company a Certificate in the original principal amount of the Subscribed Amount specified above; and

WHEREAS, the Subscriber and the Company are entering into this Subscription Agreement to provide for such acquisition and issuance and to establish various rights and obligations in connection therewith;

NOW, THEREFORE, in consideration of the premises and the terms, conditions and covenants herein contained, the parties hereby agree as follows:

1. Subscription. Upon the terms and subject to the conditions set forth in this Subscription Agreement and the Disclosure Documents, the Subscriber hereby subscribes for and agrees to purchase from the Company a Certificate in the Subscription Amount specified above. A check or wire transfer in full payment of the Subscribed Amount must be delivered to the Company contemporaneously with the execution and delivery of this Subscription Agreement.

2. Representations and Warranties of Subscriber. The Subscriber represents and warrants to the Company that:

2.1 Review of Disclosure Documents; Access to Information. The Subscriber has received and carefully read the Disclosure Documents. The Subscriber further confirms and represents that Subscriber has been furnished by the Company during the course of this transaction with all information regarding the Company requested by the Subscriber or the Subscriber's advisers; that all documents requested by the Subscriber or the Subscriber's advisers which could be reasonably provided have been made available for the Subscriber's inspection and review; and that the Subscriber has been afforded the opportunity to ask questions of and receive answers from representatives of the Company concerning the Company and the terms and conditions of the offering, and any additional information which the Subscriber requested. The Subscriber acknowledges that the receipt of the Disclosure Documents is not intended to relieve the Subscriber of the Subscriber's obligation, as set forth in this Subscription Agreement, to independently review the Company and its business and prospects.

2.2 Disclosure Documents. The Subscriber acknowledges that: (a) the Disclosure Documents do not purport to be all-inclusive or to contain all of the information which is relevant to this investment decision; (b) the Company has prepared the Disclosure Documents using the best available information, but does not represent or warrant in any manner the accuracy or completeness of the information; and (c) most of the information in the Disclosure Documents constitute "forward-looking statements" about the Company's strategies, objectives, goals, expectations, results, plans and projections, that will likely differ materially from actual results. All statements other than statements of historical fact are forward-looking statements. The Subscriber acknowledges that he cannot rely on the accuracy of any forward-looking statements.

2.3 Knowledge and Experience. The Subscriber meets those suitability requirements as set forth in the Disclosure Documents (and the Offering Circular in particular). The Subscriber warrants that he, she or it has such knowledge or experience in financial, tax and other business matters that he, she or it is capable, either alone or together with his, her or its purchaser representative (if any) of evaluating the merits and risks of this investment.

2.4 Ability to Bear Loss; Risk Factors. The Subscriber is able to bear the economic risk of the investment, which could result in a total loss of the investment. The Subscriber realizes that there are substantial risk factors associated with an investment in the Certificate, as described in the Disclosure Documents.

2.5 Opportunity to Consult Advisers. The Subscriber has had the opportunity, and has been encouraged by the Company, to consult the Subscriber's financial, tax and legal advisers in determining whether to invest in the Certificate.

2.6 Exempt Sale. The Subscriber acknowledges that the Certificate is being sold by Company in reliance upon an exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A promulgated thereunder, and further acknowledges that the Certificate must be held indefinitely. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Certificate unless it is registered under the Act and qualified under applicable state securities or "blue sky" laws or unless an exemption from such registration and qualification requirements is available.

2.7 Legend; Unregistered Securities. It is understood that any certificates or other documents evidencing the Certificate may bear a legend substantially as follows:

"THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE

COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED. THIS CERTIFICATE IS SUBJECT TO THE TERMS OF THE SUBSCRIPTION AGREEMENT UNDER WHICH IT WAS ISSUED."

The Subscriber hereby agrees that the Company shall be required to refuse to register any transfer of the Certificate not made pursuant to registration under the Act, or pursuant to an available exemption from registration.

2.8 No Public Market for Company's Securities. The Subscriber understands that there is no public market for the Certificate. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register the Certificate under the Act. The Subscriber further acknowledges that the Company may, if it desires, require as a condition to the transfer of the Certificate that the Subscriber's request for transfer be accompanied by an opinion of counsel reasonably satisfactory to the Company that the proposed transfer will not violate the Act or any applicable state "blue sky" laws.

2.9 Right of Company to Reject Subscriptions. The Subscriber understands that the Company reserves the unrestricted right to reject or limit any subscription.

2.10 No Representations by Agents or Employees of the Company. The Subscriber hereby represents that, except as set forth in the Disclosure Documents, no representations or warranties have been made to the Subscriber by the Company or any agent, employee or affiliate of the Company and in entering into this transaction, the Subscriber is not relying on any information, other than that contained in the Disclosure Documents and the results of independent investigation by the Subscriber.

2.11 Execution and Delivery of Subscription Agreement. This Subscription Agreement has been duly executed and delivered by the Subscriber and constitutes the legal, valid, binding and enforceable obligation of such Subscriber, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and subject, as to enforceability, to general principles of equity.

2.12 Accuracy of information Provided by Subscriber. The Subscriber hereby represents and warrants that the information furnished by the Subscriber in this Subscription Agreement is true and correct.

2.13 Survival of Representations and Warranties. Each of the representations and warranties in this Section 2 shall survive the execution and delivery of this Subscription Agreement.

2.14 Indemnification of the Company. The Subscriber hereby agrees to hold the Company and its directors, officers, representatives, agents, accountants, attorneys, successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them as a result of any misrepresentation made by the Subscriber contained herein or any sale or distribution by the undersigned Subscriber in violation of any applicable securities laws.

3. Representations and Warranties of the Company. The Company represents and warrants to the Subscriber that:

3.1 Status of Company. The Company is a limited liability company duly organized, existing and in good standing under the laws of the State of Florida and has the corporate power to conduct the business which it conducts and proposes to conduct.

3.2 Status of Investment Certificate. The Certificate has been duly and validly authorized and when issued and paid for in accordance with the terms hereof, will be valid and binding obligation of the Company enforceable in accordance with its terms.

3.3 Execution and Delivery of Subscription Agreement. This Subscription Agreement has been duly executed and delivered by the Company and constitutes the legal, valid, binding and enforceable obligation of the Company, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and subject, as to enforceability, to general principles of equity.

3.4 No Conflict. The execution, delivery or performance of this Subscription Agreement by the Company will not (a) conflict with the Company's Articles of Organization or Operating Agreement, or (b) result in any material breach of any terms or provisions of, or constitute a material default under, any contract, agreement or instrument to which the Company is a party or by which the Company is bound.

3.5 Securities Exemption. The offer, sale and issuance of the Certificate, are being made pursuant to an exemption from registration provided by Section 3(b) of the Act and Regulation A promulgated thereunder.

3.6 Effect of Breach. The Subscription evidenced by this Subscription Agreement shall be conditioned upon all of the foregoing representations and warranties being true and correct.

3.7 Survival of Representations and Warranties. Each of the representations and warranties in this Section 3 shall survive the execution and delivery of this Subscription Agreement.

3.8 Indemnification of Subscriber. The Company does hereby agree to indemnify and hold harmless the Subscriber from and against any and all loss, damage, liability, cost and expense (including reasonable attorneys' fees) arising out of or relating to a breach by the Company of any of the Company's representations or warranties herein contained.

4. Miscellaneous Terms.

4.1 Notices. Except as otherwise provided in this Subscription Agreement, any notice required or permitted to be given pursuant to the provisions of this Subscription Agreement shall be effective as of the day personally delivered, or if sent by mail, on the third day after deposit with the United States Postal Service, prepaid and addressed to the intended recipient at the address set forth below the signature of such party to this Subscription

Agreement or such other address specified in writing by such party pursuant to written notice in accordance herewith, or, if sent by facsimile, when confirmed.

4.2 Integration. This Subscription Agreement constitutes the entire agreement between the parties pertaining to the subject matter of the transactions contemplated by this Subscription Agreement. This Subscription Agreement supersedes all written or oral, prior and contemporaneous agreements, representations, warranties and understandings of the parties with respect thereto.

4.3 Applicable Law. This Agreement and all actions arising out of or in connection with this Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

4.4 Counterparts; Facsimile Signatures. This Subscription Agreement may be executed in several counterparts and all counterparts so executed shall constitute one Subscription Agreement binding on all parties hereto, notwithstanding that all the parties are not signatories to the original or the same counterpart. Facsimile or PDF signatures shall be acceptable as if original signatures had been exchanged.

4.5 Severability. If a court or an arbitrator of competent jurisdiction holds any provision of this Subscription Agreement to be illegal, unenforceable or invalid in whole or in part for any reason, such provision shall be adjusted rather than voided, if possible to achieve the intent of the parties to the extent possible, and in any event the validity and enforceability of the remaining sections shall not be affected unless an essential purpose of this Subscription Agreement would be defeated by the loss of the illegal, unenforceable, or invalid provision. Without limiting the foregoing, in the event that any provision of this Subscription Agreement relating to time period and areas of restriction shall be declared by an arbitrator or court of competent jurisdiction to exceed the maximum time period or areas such arbitrator or court deems reasonable and enforceable, the agreed upon time period and areas of restriction shall be deemed to become and thereafter be the maximum time period and areas which said arbitrator or court deems reasonable and enforceable.

4.6 Amendment or Modification. This Subscription Agreement may be amended or modified from time to time only by a written instrument executed by all parties hereto.

4.7 Other Actions. The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

4.8 Taxpayer Identification Number/Backup Withholding Certification. The Subscriber hereby certifies that (a) the taxpayer identification provided under the Subscriber's signature is correct and (b) the Subscriber is not subject to backup withholding because (i) he, she or it has not been notified that it is subject to backup withholding as a result of failure to report interest and dividends or (ii) the Internal Revenue Service has not notified the Subscriber that he, she or it is subject to backup withholding.

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of THE ______ day of ________, 2011.

PRINCIPAL AMOUNT OF INVESTMENT CERTIFICATE: $______________

Signature	Signature (if purchasing jointly)
Name Typed or Printed	Name Typed or Printed
Address	Address
City, State and Zip Code	City, State and Zip Code
Telephone	Telephone
Facsimile	Facsimile
Tax ID# or Social Security #	Tax ID# or Social Security #

Name in which Investment Certificate should be issued:

____

This Subscription Agreement is agreed to and accepted as of ________________, 2011, with respect to a Investment Certificate in the amount of $________________.

Our MicroLending, LLC

By: ___________________________
Name:
Title:

INDIVIDUAL INVESTOR SIGNATURE PAGE

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the _____ day of_____________, 2011.

PRINCIPAL AMOUNT OF INVESTMENT CERTIFICATE: $_______________

____
Name of Entity/Institution

____
Address (If Applicable)

____
City, State and Zip Code

____
Telephone

____
Facsimile

____
Signature

____
Name (Typed or Printed) and Title/Position of Individual Signing on Behalf of Entity/Institution

____
Number of Members/Partners (If Applicable)

____
Number of Shareholders

____
State of Formation

____
Date of Formation

____
Tax ID# or Social Security # of Institution

____
Facsimile - Business

Name in which Investment Certificate should be issued:

____

Dated:______________, 2011

This Subscription Agreement is agreed to and accepted as of _______________, 2011, with respect to a Investment Certificate in the amount of $_______________.

Our MicroLending, LLC

By: __________________________
Name:
Title:

CORPORATE ENTITY/INSTITUTIONAL INVESTOR SIGNATURE PAGE

Exhibit 6.5

Form of Loan Documents


OUR

GUARANTOR SECURITY AGREEMENT

1. Grant of Security Interest.

(a) **Name of Guarantor, ___________, whose mailing address is ___________ Street, Miami, FL, 33___** (the "Guarantor") subject to the terms and conditions hereof, hereby assigns, mortgages, pledges, transfers and grants a continuing security interest to **OUR MICROLENDING LLC whose mailing address is 1790 SW 22 St, Suite 201, Miami Fl 33145** (the "Secured Party"),

(b) The Collateral is pledged, assigned, mortgaged and transferred and a security interest therein is granted to the Secured Party to secure the guaranty of observance and performance of all covenants, agreements and obligations of __________ (the "Borrower") pursuant to the Promissory Note dated **MM/DD/YYYY** by and between Borrower and the Secured Party in the amount of _______ **Dollars and __/100 ($________) (the "Note"**).

(c) "Financing Documents" shall have the meaning ascribed to that term in the Note.

2. Other Agreements as to the Collateral.

Guarantor agrees with the Secured Party with respect to the Collateral as follows:

(i) Guarantor will at all times be the lawful owner of the Collateral free and clear of all liens, charges, claims, encumbrances and security interests, other than the security interest hereby granted to the Secured Party and other than any security interest arising out of actions taken by Secured Party with respect to the Collateral.

(ii) The location where Guarantor keeps its records concerning the Collateral will be located at the address shown at the beginning of this Agreement. Guarantor will not remove said records to another location without prior written notice to the Secured Party.

3. Miscellaneous Agreements.

(a) Guarantor will join with the Secured Party in executing appropriate financing statements under the Uniform Commercial Code and will at all times and from time to time, at the request of the Secured Party, do, make, execute and deliver all such additional and further acts, things, deeds, assurances, instruments and financing statements as the Secured Party may require, to vest more completely and assure to the Secured Party its rights hereunder in or to the Collateral, including without limitation, the preparation, execution and delivery of any additional financing statements and security agreements extending to the Collateral which are, or may subsequently become, located outside the State of Florida. Guarantor hereby appoints the Secured Party as its authorized agent and attorney-in-fact to execute and file appropriate financing statements, continuation statements and termination statements in each and every jurisdiction in which the Collateral is or may be located, now or in the future.

(b) The Secured Party shall be under no obligation to take steps necessary to preserve its rights in the Collateral against other parties, but may do so at its option and at the expense of Guarantor, except Guarantor shall have no obligation to pay any expenses relating to rights of other parties arising out of actions taken by Secured Party with respect to the Collateral. At its option and upon prior written notice to Guarantor, the Secured Party may discharge any taxes, liens, security interests or other encumbrances to which the Collateral is at any time subject, and Guarantor agrees to reimburse the Secured Party on demand for any payments made or expenses incurred by the Secured Party pursuant to the foregoing authorization. The Secured Party may, at any time after default hereunder, take control of any proceeds of the Collateral to which the Secured Party is entitled hereunder or under applicable law.

4. Representations. Guarantor warrants and represents that (i) this Agreement has been duly authorized, executed and delivered by and on behalf of Guarantor, (ii) the execution and delivery of this Agreement and the carrying out of the transactions contemplated hereby will not conflict with or result in a breach of the material terms of any agreement or law or order of any court or governmental body or agency which would adversely affect the Collateral or Guarantor's ability to perform its obligations under this Agreement, (iii) Guarantor has good title to the Collateral, free and clear from all claims, liens, encumbrances and security interests and from all levies, seizures and attachments, (iv) the Collateral is not and will not be subject to any security interest having priority over the security interest granted hereunder except to the extent such a security interest arises as the result of actions taken by Secured Party with respect to the Collateral, and (v) there shall at no time exist any security interest with respect to the Collateral having priority over the security interest granted hereunder.

5. Other Security Interests. Guarantor shall not permit, without the prior written consent of the Secured Party, the creation or continued existence, whether by voluntary action or operation of law, of any security interest in or other encumbrance on the Collateral. Guarantor shall notify the Secured Party promptly of the existence of and the terms of any security interest affecting any Collateral, whether now existing or hereafter arising, shall make all payments that become due to any secured party having any such security interest and at the request of the Secured Party shall assign to the Secured Party all of its right, title and interest in and to any and all agreements evidencing such security interest. Guarantor hereby grants the Secured Party full power and authority as attorney-in-fact of Guarantor to make, execute and deliver such assignments. Guarantor represents that no such security interest presently exists.

Initials ______

6. Events of Default. An Event of Default shall have the meaning assigned to that term in the Note.

If an Event of Default shall occur, (i) the Secured Party shall have the rights and remedies of a secured party under the Uniform Commercial Code in addition to the rights and remedies provided herein or in any other instrument or agreement executed by Guarantor and (ii) Guarantor shall assign all leases and other arrangements for the use of the Collateral, including without limitation, the right to receive rent or other payments. Whenever notification with respect to the sale or other disposition of the Collateral is required by law, such notification of the time and place of public sale or of the date of a private sale or other intended disposition is to be made, shall be deemed reasonable if given at least ten (10) days before the time of such public sale or the date of any such private sale or other intended disposition is to be made, as the case may be. Expenses of retaking, holding, preparing for sale, selling or the like with respect to the Collateral shall include the Secured Party's reasonable attorneys' fees.

7. General Intangibles and Names. Upon the occurrence of an Event of Default or at any time thereafter, on request of the Secured Party, Guarantor shall execute and deliver to the Secured Party any and all instruments as may be required to further vest in the Secured Party the right to the Collateral.

8. Waiver of Demand. GUARANTOR WAIVES ANY AND ALL RIGHTS THAT IT MAY HAVE TO NOTICE OF JUDICIAL HEARING IN ADVANCE OF THE ENFORCEMENT OF ANY OF THE SECURED PARTY'S RIGHTS HEREUNDER, INCLUDING, WITHOUT LIMITATION, THE SECURED PARTY'S RIGHTS FOLLOWING THE EVENT OF DEFAULT TO TAKE IMMEDIATE POSSESSION OF THE COLLATERAL AND EXERCISE ITS RIGHTS WITH RESPECT THERETO. With respect both to the Note and the Collateral, Guarantor assents to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of any collateral, to the addition or release of any party or person primarily or secondarily liable, to the acceptance of partial payment thereon and the settlement, compromising, adjusting or discharge of any thereof, all in such manner and at such time or times as the Secured Party may deem advisable.

9. General. Any condition or restriction hereinabove imposed with respect to Guarantor may be waived, modified or suspended by the Secured Party but only on the Secured Party's consent in writing and only as so expressed in such writing and not otherwise. The Secured Party shall not be deemed to have waived any of its other rights hereunder or under any other agreement, instrument or paper signed by Guarantor unless such waiver be in writing and signed by the Secured Party. No delay or omission on the part of the Secured Party in exercising any right shall operate as a waiver of such right or any other right. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion. All the Secured Party's rights and remedies, whether evidenced hereby or by any other agreement, instrument or paper, shall be cumulative and may be exercised separately or concurrently. Any demand upon, or notice to Guarantor that the Secured Party may elect to give shall be effective when deposited in the mails by first class mail, postage prepaid, addressed to Guarantor at the address shown at the beginning of this Agreement or as modified by any notice given after the date hereof. If any term or condition hereof shall be invalid or unenforceable to any extent or in any application, then the remainder hereof shall not be affected thereby, and each and every term and condition hereof shall be valid and enforced to the fullest extent and in the broadest application permitted by law. This Agreement and all rights and obligations hereunder, including matters of construction, validity and performance, shall be governed by the internal laws of the State of Florida. This Agreement is intended to take effect when signed by Guarantor and delivered to the Secured Party.

10. Termination. At such time as there is no obligation outstanding hereunder, Guarantor may terminate this Agreement upon written notice to the Secured Party. Prior to such termination, this shall be a continuing agreement in every respect.

IN WITNESS WHEREOF, this Security Agreement is executed as an instrument under seal.

BORROWER(S):

XXXXXXXXXXXXX XXXXXXXXX

_____________________ Signature _____________________

Signature

STATE OF FLORIDA

) ss:

COUNTY OF MIAMI DADE)

The foregoing instrument was acknowledged before me this xx day of xxxxx, 2010 by XXXXXXXX & XXXXXXXXXX personally known to me or who has produced **FL DRIVER'S LICENSE** (type of identification) as identification

____

NOTARY PUBLIC, STATE OF FLORIDA

____

(Print, Type or Stamp Commissioned Name of Notary Public)

OUR

MM/DD/YYYY

OUR MICROLENDING will be able to make use the title of property No. -------------------------- of the described vehicle, like a guarantee of payment to the credit granted to ______________, LOAN # 000000, in case of breach of payments to the loan.

Description of the vehicle

Make

YEAR

Title 0000000

Firms

____

STATE OF FLORIDA
) ss:
COUNTY OF MIAMI DADE)

The foregoing instrument was acknowledged before me this --- day of -----------, 20-- by -----------, personally known to me or who has produced **FL DRIVER'S LICENSE** as identification

____

NOTARY PUBLIC, STATE OF FLORIDA

____

(Print, Type or Stamp Commissioned Name of Notary Public)

STATE OF FLORIDA UNIFORM COMMERCIAL CODE FINANCING STATEMENT FORM

A. NAME & DAYTIME PHONE NUMBER OF CONTACT PERSON
Ileana Pelegrino 305-854-8113

B. SEND ACKNOWLEDGEMENT TO:
OURMICROLENDING
1790 SW 22ND STREET , SUITE 201
City/State/Zip Miami, Fl 33145

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1. DEBTOR'S EXACT FULL LEGAL NAME - INSERT ONLY **ONE** DEBTOR NAME (**1a OR 1b**) - Do Not Abbreviate or Combine Names

1a. ORGANIZATION'S NAME					
1b. INDIVIDUAL'S LAST NAME		FIRST NAME		MIDDLE NAME	SUFFIX
1c. MAILING ADDRESS		CITY	STATE FL	POSTAL CODE 33	COUNTRY U.S.
1d. TAX ID#	REQUIRED ADD'L INFO RE: ORGANIZATION DEBTOR	1e. TYPE OF ORGANIZATION INDIVIDUAL	1f. JURISDICTION OF ORGANIZATION FL		1g. ORGANIZATIONAL ID# ☒ NONE

2. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - INSERT ONLY **ONE** DEBTOR NAME (**2a OR 2b**) - Do Not Abbreviate or Combine Names

2a. ORGANIZATION'S NAME					
2b. INDIVIDUAL'S LAST NAME		FIRST NAME		MIDDLE NAME	SUFFIX
2c. MAILING ADDRESS		CITY	STATE FL	POSTAL CODE 33	COUNTRY U.S.
2d. TAX ID#	REQUIRED ADD'L INFO RE: ORGANIZATION DEBTOR	1e. TYPE OF ORGANIZATION CORPORATION	1f. JURISDICTION OF ORGANIZATION FLORIDA		2g. ORGANIZATIONAL ID# ☒ NO

3. SECURED PARTY'S NAME (or NAME of TOTAL ASSIGNEE of ASSIGNOR S/P) - INSERT ONLY **ONE** SECURED PARTY NAME (**3a OR 3b**)

3a. ORGANIZATION'S NAME **OUR MICROLENDING LLC**					
3b. INDIVIDUAL'S LAST NAME	FIRST NAME		MIDDLE NAME		SUFFIX
3c. MAILING ADDRESS **1790 SW 22ND ST, SUITE 201**	CITY **MIAMI**	STATE **FL**	POSTAL CODE **33168**		COUNTRY **U.S.**

4. This **FINANCING STATEMENT** covers the following collateral:

The Asset covered hereby is listed on Exhibit "B" attached hereto and is or will be Located described on Exhibit "A" attached hereto.

5. ALTERNATE DESIGNATION (if applicable)	☐ LESSEE/LESSOR	☐ CONSIGNEE/CONSIGNOR	☐ BAILEE/BAILOR
N/A	☐ AG. LIEN	☐ NON-UCC FILING	☐ SELLER/BUYER

6. Florida **DOCUMENTARY STAMP TAX** - YOU ARE REQUIRED TO CHECK **EXACTLY ONE** BOX

☐

	All documentary stamps due and payable or to become due and payable pursuant to s. 201.22 F.S., have been paid.
X	Florida Documentary Stamp Tax is not required.

7. OPTIONAL FILER REFERENCE DATA
Loan # 000000 assigned to ------------
STANDARD FORM - FORM UCC-1 (REV.12/2001) **Filing Office Copy** **(STATE) FL** **Approved by the Secretary of State, State of Florida**

EXHIBIT A

EXHIBIT B

DESCRIPTION OF COLLATERAL



COMMERCIAL PROMISSORY NOTE

$0,000.00 **Miami-Dade, Florida** **MM/DD/YYYY**

FOR VALUE RECEIVED, the undersigned (hereinafter, the "**Borrower(s)**") promise(s) to pay to the order of OUR MICROLENDING, LLC (hereinafter, with any subsequent holder, the "**Lender**") at the office of the Lender, in lawful money of the United States of America and in immediately available funds, the principal sum of -------------------- **Dollars and --/100 ($.----------)** (the "**Loan**"), with interest thereon, in accordance with the provisions of this Note, along with its exhibits and attachments, all of which are considered to be a part of this note. All obligations of Borrower(s) under this Note shall be joint and several, and all references to Borrower(s) shall mean each and every Borrower(s). This means that each of the persons or entities signing below is responsible for all obligations in this Note. This Note is issued pursuant to and is entitled to the benefits of the Financing Documents, as hereinafter defined. Neither references herein to the Financing Documents nor any provision thereof shall affect or impair the absolute and unconditional obligation of the Borrower(s) to pay the principal of and interest on the Note as herein provided.

This Note is secured as provided in the Financing Documents. Reference is hereby made to the Financing Documents for a description of the property in which a security interest has been granted, the nature and extent of the security, the terms and conditions upon which the security interest was granted and the rights of the holder of this Note in respect thereof.

IN WITNESS WHEREOF the undersigned have executed this Note under seal as of the date first written above and hereby acknowledge receipt of an exact copy of it.

BORROWER(S):

______________________________ ______________________________
Signature Signature

STATE OF FLORIDA
) ss:
COUNTY OF MIAMI DADE)

The foregoing instrument was acknowledged before me this --- day of ----------, 20--- by -------------- & --------------- personally known to me or who has produced **FL DRIVER'S LICENSE** as identification.

____
NOTARY PUBLIC, STATE OF FLORIDA

____
(Print, Type or Stamp Commissioned Name of Notary Public)

Debtor's Initials _______

OUR Microlending, LLC.
1790 SW 22nd Street. Suite 201.Miami, Florida 33145
Tel.:(305) 854.8113 Fax: (305) 854.8115
www.ourmicrolending.com

EXHIBIT A

INTEREST RATE

This is a **FIXED RATE** note:

The annual interest rate for this Note is computed on a 365/360 basis: that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Annual Percentage Rate on this Note is shown in Exhibit B.

PREPAYMENT

Borrower(s) agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. If this Note is paid in full prior to the Maturity Date, including, without limitation, by virtue of acceleration of the time for payment as a result of the occurrence of an Event of Default or otherwise, there shall be a prepayment penalty, at OUR MicroLending LLC., option, equal to twenty five percent (25%) of the principal amount prepaid. This prepayment provision shall not apply in the event the Note is prepaid as a result of a refinance transaction with the Lender.

Any partial prepayment shall be applied to principal in inverse order of maturity. For purposes hereof, the term "Loan Year" means each successive period of twelve (12) months, with the first such period beginning the date of this Note. Early payments will not, unless agreed to by Lender in writing, relieve Borrower(s) of Borrower(s)'s obligation to continue to make payments of accrued unpaid interest. Rather, early payments will reduce the principal balance due. Borrower(s) agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower(s) sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower(s) will remain obligated to pay any further amount owed to Lender.

DEFINITIONS

(a) Affiliate means any parent company of the Lender, and all subsidiaries and/or affiliates of the Lender and/or said parent company now existing and/or hereafter arising, and each of them.

(b) Collateral shall mean [the real property known as and numbered OR description of Personal Property being pledged as collateral].

(c) Financing Documents mean this Note, the Security Documents, and any and all other agreements, guaranties, instruments, documents, certificates, financing statements, powers of attorney, consents and filings, whether heretofore, now, or hereafter executed by or on behalf of the Borrower(s) or any other Person and delivered to the Lender in connection with the Loan, all as may be amended, modified, supplemented, restated or extended from time to time.

(d) Note means this commercial promissory note.

(e) Security Documents means the security agreements, pledge agreements, financing statements, assignments, mortgages, agreements, documents and instruments now or hereafter delivered to the Lender granting a lien on any asset or assets of any person to secure the obligations of the Borrower(s) under the Financing Documents or to secure any guarantee of any such obligations.

USE OF FUNDS AND PURPOSE OF THE LOAN

OUR Microlending, LLC.
1790 SW 22nd Street. Suite 201.Miami, Florida 33145
Tel.:(305) 854.8113 Fax: (305) 854.8115
www.ourmicrolending.com

Debtor's Initials _______

The Borrower(s) hereby certifies, represents and covenants to the Lender that the proceeds and basis of the loan evidenced by the Note are for business and commercial purposes only, it will be used for the following purposes:

- Working Capital ______
- Acquisition of a new inventory ______
- Acquisition of equipment or fixed assets ______
- Business Improvements ______

Furthermore, the Borrower(s) hereby certifies, represents and covenants to the Lender that the proceeds of the Note will not be used for personal (non-business), family, household purposes or for the purchase of securities.

BORROWER(S):

______________________________ ______________________________
Signature Signature

STATE OF FLORIDA
) ss:
COUNTY OF MIAMI DADE)

The foregoing instrument was acknowledged before me this --- day of -----------, 20--- by -------------- & --------------- personally known to me or who has produced **FL DRIVER'S LICENSE** as identification.

____
NOTARY PUBLIC, STATE OF FLORIDA

____
(Print, Type or Stamp Commissioned Name of Notary Public)

OUR Microlending, LLC.
1790 SW 22nd Street. Suite 201.Miami, Florida 33145
Tel.:(305) 854.8113 Fax: (305) 854.8115
www.ourmicrolending.com

Debtor's Initials ______

EXHIBIT B

LOAN DETAILS, INTEREST AND PRINCIPAL PAYMENTS

REPAYMENT PROVISIONS

(a) Commencing on **MM/DD/YYYY** the Borrower(s) shall make monthly payments of principal and interest in the amount of **-------------------- Dollars and ---/100 ($.---------)** and then on **MM/DD/YYYY**, and on the same day of each successive calendar month thereafter until **MM/DD/YYYY** ***(As shown at the Amortization Schedule).***

(b) The last installment payment of the Loan shall comprise the then unpaid principal balance of the Loan, and together with all accrued and unpaid interest thereon (calculated with reference to the annual interest rate then in effect) and any and all other unpaid fees, charges, costs and expenses under the Financing Documents, shall be due and payable in full on the **--------- (---) months** of the date of this Note (the "Maturity Date").

OUR Microlending, LLC.
1790 SW 22nd Street. Suite 201.Miami, Florida 33145
Tel.:(305) 854.8113 Fax: (305) 854.8115
www.ourmicrolending.com

Debtor's Initials ________

EXHIBIT C

GENERAL PROVISIONS

The Borrower(s) hereby certifies, represents and covenants to the Lender that the proceeds and basis of the loan evidenced by the Note are for business and commercial purposes only, as established in EXHIBIT A, and the proceeds of the Note will not be used for personal (non-business), family, household or agricultural purposes or for the purchase of securities.

The Borrower(s) shall pay to the Lender an administrative late fee (the "**Late Fee**") of ten (10%) percent of any periodic payment due under the Note and not received by the Lender within three (3) labor days after the periodic payment is due. Neither the inclusion of this provision nor the Borrower(s) payment of the Late Fee shall excuse the Borrower(s) from timely making payments required to be made under the Note, or waive or limit any rights, which the Lender has under the Note. The obligation of the Borrower(s) to pay the Late Fee is in addition to all other payment obligations of the Borrower(s) under the Note.

The occurrence of any of the following events shall be an "Event of Default" hereunder:

(a) The Borrower(s) shall fail to make payment on account of the Loan within five (5) days of when such payment is due.

(b) The Borrower(s) shall fail to observe or perform, and such failure shall continue for 3 days after written notice, any covenant, obligation or agreement contained herein or in the Financing Documents or any other instrument or agreement between the Borrower(s) and the Lender.

(c) Any warranty, representation or statement made or furnished to the Lender by or on behalf of the Borrower(s) contains a misrepresentation or omission of any material fact when made or furnished.

(d) Any levy, seizure, or attachment of any of the Collateral.

(e) The death, dissolution, termination of existence, insolvency, or business failure of the Borrower(s).

(f) Any Borrower(s) shall: (I) cease, be unable, or admit in writing its inability to pay its debts as they mature, or make a general assignment for the benefit of, or enter into any composition, trust mortgage or other arrangement with creditors; (ii) apply for, or consent (by admission of material allegations of a petition or otherwise) to the appointment of a receiver, trustee or liquidator of the Borrower(s) or of a substantial part of its assets, or authorize such application or consent, or proceedings seeking such appointment shall be commenced against the Borrower(s) and continue undismissed for thirty (3) days; or (iii) apply for, or consent (by admission of material allegations of a petition or otherwise) to the application of any bankruptcy, reorganization, readjustment of debt, insolvency, dissolution, liquidation or other similar law of any jurisdiction, or authorize such application or consent, or proceedings to such end shall be instituted against the Borrower(s) and remain unstayed and undismissed for thirty (3) days, be approved as properly instituted or result in adjudication of bankruptcy or insolvency.

(g) The calling or sufferance by any Borrower(s) of a meeting of the creditors of the Borrower(s) or the occurrence of a meeting between the Borrower(s) or any representative of the Borrower(s) with a formal or informal committee of creditors of such Borrower(s).

(h) Any default or acceleration with respect to any outstanding present or future debt (including, without

OUR Microlending, LLC.
1790 SW 22nd Street. Suite 201.Miami, Florida 33145
Tel.:(305) 854.8113 Fax: (305) 854.8115
www.ourmicrolending.com

Debtor's Initials ________

limitation, any guaranty or endorsement) of any of the Borrower(s).

(i) The occurrence of any materially adverse event or circumstance with respect to any Borrower(s) such that the Lender deems itself insecure.

(j) The entry of any court order which enjoins restrains or in any way prevents Borrower(s) from conducting all or any part of their business affairs in the ordinary course.

(k) The service of any process upon the Lender seeking to attach by mesne or trustee process any funds of any Borrower(s) on deposit with the Lender or with an Affiliate (as defined herein) of the Lender.

(l) The occurrence of any uninsured loss, theft, damage, or destruction to or of any material portion of the Collateral, or the sale of the Collateral or, except as required to create, attach and perfect the Lender's interests in the Collateral, the encumbrance of the Collateral.

(m) Any default or acceleration with respect to any present or future debt (including, without limitation, any guaranty or endorsement) of the Borrower(s) to the Lender.

(n) Borrower(s) causes or permits any transfer of title to the Collateral or any part thereof, voluntarily or by operation of law or any issuance or transfer of interests in Borrower(s) , or any change of beneficial ownership or by operation of law or any issuance or transfer of interests in Borrower(s) , or any change of beneficial ownership in Borrower(s) , whether by sale, exchange, conveyance, assignment, transfer, merger, consolidation or otherwise.

Upon the occurrence and during the continuance of any one or more of the Events of Default as defined herein and in the Financing Documents, interest shall accrue thereafter on the entire unpaid principal balance until the Note is paid in full at a rate per annum (the "**Default Rate**") equal to the maximum interest rate permissible under applicable law. The Default Rate is separate and in addition to the Late Fee.

In the event any payments by Borrower(s) to Lender, are returned for insufficient funds or otherwise not paid by Borrower(s) bank, such event shall constitute an Event of default by Borrower(s) and, at Lender option, Borrower(s) shall pay an overhead charge of the greater of $3.00 or actual charges payable by lender to it bank. Provided Lender decides to accept a replacement payment, such payment shall be made in cash or by cashier's check issued by a national banking association.

Any payments received by the Lender on account of the Note prior to demand or acceleration shall be applied first to any costs, expenses, or charges then owed the Lender by the Borrower(s) (s); second, to accrued and unpaid interest and; third, to the unpaid principal balance hereof. Any payments so received after demand or acceleration shall be applied in such manner as the Lender may determine in the Lender's sole discretion.

The Lender may, at its option and without notice or demand, and not withstanding any terms of payment as set forth herein or in any other instrument evidencing such obligations, declare the entire unpaid principal balance of the Note and accrued unpaid interest thereon to be immediately due and payable upon the occurrence of any Event of Default, as defined herein and in the Financing Documents.

All parties now and hereafter liable with respect to this Note hereby waive presentment, demand, notice, protest and all other notices of any kind except such notice of default as may be expressly set forth in the Financing Documents, and also waives any delay on the part of the holder hereof. The Borrower(s) assents to any extension or other indulgence (including, without limitation, the release or substitution of collateral) permitted the Borrower(s) by the Lender with respect to the Note and/or any collateral given to secure the Note or any extension or other indulgence, as described above, with respect to any other liability or any collateral given to secure any other liability of the Borrower(s) to the Lender. All monies due under the Note and/or the Financing Documents shall be without setoff or counterclaim on the part of the Borrower(s).

The Borrower(s) hereby grants the Lender and any Affiliate a security interest in any and all now existing and/or hereafter arising obligations or other sums at any time credited by or due to the Borrower(s) from the Lender and/or any Affiliate; any now existing and/or hereafter arising monies, securities, instruments, certificates, repurchase agreements, and/or other property of the Borrower(s) in the possession of the Lender and/or any Affiliate, regardless of the reason the Lender or such Affiliate had received same (collectively, the "Obligations"), which shall at all times constitute security for the Note, and/or for any other liabilities owing by the Borrower(s) to the Lender or any Affiliate (the Note and such liabilities are collectively referred to herein as the "Liabilities") and may be held, applied and/or set off by the Lender and/or any Affiliate against the Liabilities at any time when due, whether or not other collateral is held by or otherwise available to the Lender and/or any Affiliate, and whether such collateral be security in full or in part. The Borrower(s) agrees that the rights to setoff against such Obligations and to charge such Obligations granted herein by the Borrower(s) to the Lender and/or any Affiliate (a) are irrespective of the source or contributor(s) of funds or other property which comprise the Obligations; and (b) are at the option of the Lender and/or any Affiliate, and in no event is the Lender and/or any Affiliate under a duty to exercise setoff against such Obligation or to charge such Obligations.

The Borrower(s) agrees that the Lender and any Affiliate shall have the right at any time, and from time to time, with or without notice to the Borrower(s) , to enter into any participation agreement(s) with other which grant participation interests to the Lender and other (a) in the Note and any loan evidenced by the Note and the Financing Documents; (b) in any other loan or loans, including promissory notes and all loan documents applicable thereto, now existing and/or hereafter arising, by the Borrower(s) with the Lender and/or any Affiliate; and/or (c) in any other loan or loans, including promissory notes and all loan documents applicable thereto, now existing and/or hereafter arising, by the Borrower(s) with any other bank(s) or other lender(s). In addition, the Borrower(s) agrees that the Lender and/or any Affiliate and/or any other holder of the Note shall have the right to sell or otherwise transfer the Note and/or any Financing Documents at any time.

In the event at any time the Borrower(s) has a claim, cause of action, setoff, defense, counterclaim or third party claim (each, individually, a "**Borrower(s) Claim**") against the Lender and/or any Affiliate, the Borrower(s) agrees to commence a lawsuit and/or other proceeding on the Borrower(s) Claim against the Lender only in Miami, Florida or such other place where the Lender has its principal place of business.

The Borrower(s) agrees not to seek or accept contribution, reimbursement, indemnity, subrogation or enforcement of any rights from anyone also obligated under the Note as maker until all obligations under the Note are paid in full and no claim whatsoever exists and/or may exist against the Lender and/or any Affiliate for repayment, a preference payment in bankruptcy or otherwise, in connection with the Borrower(s).

The Borrower(s) agrees to promptly pay to Lender and any Affiliate all reasonable legal services hereafter rendered to the Lender and/or any Affiliate, including all time, legal fees and expenses, in connection with the review, drafting, preparation for enforcement, negotiation, enforcement, amendment, extension, substitution and/or modification of the Note, any endorsement and/or guaranty thereof, any endorsement and/or guaranty of the obligations of the Borrower(s) to the Lender, any Financing Documents, any other instruments securing or otherwise relating to the Note, any bankruptcy and/or foreclosure proceedings, procedures and expenses which relate to the Borrower(s) and/or any mortgage(s), security agreement(s) and/or other collateral given by the Borrower(s) (s), and all rights and remedies of the Lender, whether now existing and/or hereafter arising against the Borrower(s) and/or any collateral given by the Borrower(s) to the Lender, whether or not court proceedings are brought. The responsibility set forth anywhere in the Note of Borrower(s) to pay for the attorneys' time, legal fees and expenses of the Lender and/or any Affiliate shall include both outside counsel engaged by the Lender and any in-house counsel employed by the Lender and/or any Affiliate at the same rate as comparable outside counsel.

IN ANY CASE, CONTROVERSY OR MATTER WHICH ARISES OUT OF, OR IS IN RESPECT OF THE NOTE AND/OR THE LOAN EVIDENCED THEREBY, ANY FINANCING DOCUMENTS, ANY COLLATERAL SECURING THE NOTE, ANY OTHER INSTRUMENT IN CONNECTION WITH THE NOTE, AND/OR ANY OTHER BUSINESS RELATIONSHIP OR TRANSACTION BETWEEN THE LENDER AND/OR ANY AFFILIATE WITH THE BORROWER(S) , WHETHER NOW EXISTING OR HEREAFTER ARISING, THE BORROWER(S) KNOWINGLY, VOLUNTARILY AND INTENTIONALLY: (A) WAIVES ANY RIGHT TO AND AGREES NOT TO BRING, COMMENCE, OR TAKE ANY ACTION TO TRANSFER ANY PROCEEDING INCLUDING, WITHOUT

OUR Microlending, LLC.
1790 SW 22nd Street. Suite 201.Miami, Florida 33145
Tel.:(305) 854.8113 Fax: (305) 854.8115
www.ourmicrolending.com

Debtor's Initials _______

LIMITATION, COURT ACTION, ARBITRATION, MEDIATION, ADMINISTRATIVE PROCEEDING OR OTHERWISE AGAINST THE LENDER AND/OR ANY AFFILIATE, OTHER THAN IN THE STATE OF FLORIDA; (B) WAIVES ANY NOW EXISTING AND/OR HEREAFTER ARISING RIGHT TO A TRIAL BY JURY; AND (C) WAIVES ANY NOW EXISTING AND/OR HEREAFTER ARISING RIGHT TO ANY CONSEQUENTIAL, PUNITIVE, SPECIAL, EXEMPLARY AND/OR INCIDENTAL DAMAGES.

Within ten (10) days after requested by the Lender by notice to the Borrower(s) , Borrower(s) agrees to execute and deliver to the Lender a written statement addressed to the Lender and/or any Affiliate, signed by the Borrower(s) under the penalties of perjury and duly notarized, acknowledging the principal and interest balances then due under the Note, and further acknowledging that the Note is in full force and effect and unmodified, that the Borrower(s) has no defenses, offsets or counterclaims to the payment and/or performance of the obligations of the Borrower(s) under the Note, and has no claims or causes of action of any kind whatsoever then existing against the Lender and/or any Affiliate, and a statement that the Lender is not in default under the Note or any loan or other agreement relating to the Note or any obligations evidenced thereby, all the foregoing in this sentence except as may otherwise exist in which event the Borrower(s) shall specify what otherwise exists, and a statement regarding such other matters which the Lender may require.

In the event that prior to the recording of any mortgage, financing statement or other collateral instrument given herewith by the Borrower(s) to the Lender, there shall exist or otherwise be made known to the Lender or any Affiliate, any voluntary or involuntary creation or occurrence of any encumbrance, mortgage, lien, attachment, or other security interest on or in any real or personal property given herewith by the Borrower(s) as collateral to the Lender, or any portion thereof (except as otherwise specifically permitted, if at all, in any of the Financing Documents), or the transfer of such real or personal property or any portion thereof or any legal or beneficial interest therein, or the Borrower(s) becomes the subject of a bankruptcy petition, assignment for the benefit of creditors, or any arrangement with creditors, or any restraining order or injunction exists against the Borrower(s) , then, at the Lender's option, the Note evidencing the loan shall be void, in whole or in part, and shall become immediately due and payable, without notice or demand, to the extent of all monies due thereunder which have previously been paid by the Lender.

The Borrower(s) acknowledges that the Lender has notified and does hereby notify the Borrower(s) as follows:

(a) THE RESPONSIBILITY OF THE ATTORNEY FOR THE LENDER IS TO PROTECT THE INTERESTS OF THE LENDER;

(b) THE BORROWER(S) MAY, AT BORROWER(S) 'S OWN EXPENSE, ENGAGE AN ATTORNEY OF ITS OWN SELECTION TO REPRESENT THE BORROWER(S) 'S OWN INTERESTS IN THE TRANSACTION.

No delay or omission by the Lender in exercising or enforcing any of the Lender's powers, rights, privileges, remedies, or discretions hereunder shall operate as a waiver thereof on that occasion nor on any other occasion. No waiver of any default hereunder shall operate as a waiver of any other default hereunder, or as a continuing waiver. This Note shall be binding upon the Borrower(s) and its respective heirs, successors, assigns and representatives, and shall inure to the benefit of the Lender and its successors, endorsees and assigns. The Note is delivered to the Lender at its office in the State of Florida, shall be governed by the laws of the State of Florida, and shall take effect as a sealed instrument. The Borrower(s) submits to the jurisdiction of the Federal and state courts located in Miami-Dade County, Florida for all purposes with respect to the Note, any collateral given to secure its liabilities, obligations and indebtedness to the Lender, and its relationship with the Lender. The Borrower(s) agrees that all assets in which the Borrower(s) has previously granted or hereafter grants to the Lender or any Affiliate a security, mortgage or collateral interest shall secure the Liabilities. The Note includes all future amendments, decreases, extensions, increases, modifications, renegotiations, renewals, replacements, revisions, rewritings and/or substitutions thereof, in whole or in part ("Modifications/Substitutions"). The Borrower(s) agrees that any mortgages, security agreements and/or other collateral, if any, which may secure the Note, secure all Modifications/Substitutions of the Note, if any, now existing and/or hereafter arising, and include all future Modifications/Substitutions of such mortgages and/or other collateral, if any, now existing and/or hereafter arising. To the maximum extent permitted by law, except for payments made on account of the Note which reduce the monies due under the Note, all other provisions of the Note shall survive (a) the payment of all principal and interest obligations of the Borrower(s) under the Note; (b) any termination, release or discharge of the principal and interest obligations of the

OUR Microlending, LLC.
1790 SW 22nd Street. Suite 201.Miami, Florida 33145
Tel.:(305) 854.8113 Fax: (305) 854.8115
www.ourmicrolending.com

Debtor's Initials ________

Borrower(s) to the Lender and/or any Affiliate; and (c) the discharge or satisfaction of any mortgage, security agreement and/or other collateral, if any, which may at any time secure the Note. Time of all payments and provisions hereof is of strict essence. The Borrower(s) acknowledges, agrees and says under the penalties of perjury that (a) it is executing the Note as a free act and deed; (b) it is not acting under any duress or undue influence; and (c) the Lender and/or any Affiliate have made no agreements, warranties, representations or promises in connection with the Note and/or any loan agreements or other agreements relating to the Note, except as set forth herein or in a written instrument executed and delivered by the Lender. The provisions of the Note are hereby declared to be severable, and the invalidity of any provision or application thereof shall not effect any other provision or any other application thereof. Interest on principal under the Note shall accrue only on the amount of principal from time to time actually outstanding under the Note. Lender records including, without limitation, computer printouts of the Lender showing an account of the Borrower(s), shall be admissible as evidence in any action or proceeding in connection with the Note, and shall constitute prima facie evidence of the items contained therein. The Note may only be modified by written instrument signed by the holder hereof.

Nothing herein shall be construed or operate so as to require Borrower(s) to pay interest hereunder in an amount or at a rate greater than the maximum allowed by applicable law. Should any interest or other charges paid or to be paid hereunder result in the computation or earning of interest in excess of the maximum rate or amount of interest which is permitted under applicable law, then any and all such excess interest shall be (and hereby is) waived by lender, and the amount of such excess paid shall be automatically credited against, and be deemed to have been payments in reduction of, the principal then due hereunder, and any portion of such excess which exceeds the principal then due hereunder shall be paid by Lender to Borrower(s).

This Agreement has been prepared in English, and a Spanish translation may be prepared. The Spanish translation would be for reference purposes only and, in case of conflicts in the translation or interpretation, the English version will control. In the event, however, that for purposes of judicial enforcement of this Agreement, a Spanish translation of this Agreement is required, then a Spanish translation shall be prepared by a court approved expert translator.

IN WITNESS WHEREOF the undersigned have executed this Note under seal as of the date first written above and hereby acknowledge receipt of an exact copy of it.

BORROWER(S):

________________________________ ________________________________
Signature Signature

STATE OF FLORIDA
) ss:
COUNTY OF MIAMI DADE)

The foregoing instrument was acknowledged before me this --- day of -----------, 20--- by -------------- & --------------- personally known to me or who has produced **FL DRIVER'S LICENSE** as identification.

____
NOTARY PUBLIC, STATE OF FLORIDA

____
(Print, Type or Stamp Commissioned Name of Notary Public)


OUR

MM/DD/YYYY

DEAR VALUED CUSTOMER:

In order to meet the requirements of the Gramm-Leach-Bliley Act of 1999, we are writing this letter to inform you of the privacy policy of this firm. We collect nonpublic personal information about you from the following sources:

1. Information we receive from you on applications, tax organizers, worksheets and other documents:

2. Information about your transactions where we are your registered representatives of record on investments, our affiliates or others.

We do not disclose any nonpublic personal information about our customers or former customers to anyone, except as required by law. We restrict access to nonpublic personal information about you to those members of our firm who need to know that information to provide services to you. We maintain physical, electronic, and procedural safeguards that comply with federal regulations to guard your nonpublic personal information.

We have always maintained this policy but the law now dictates we tell you this in writing. If you have any questions about this policy please do not hesitate to contact us.

THANK YOU!

Our MicroLending LLC

Debtor's Initials ________

OUR Microlending, LLC.
1790 SW 22nd Street. Suite 201.Miami, Florida 33145
Tel.:(305) 854.8113 Fax: (305) 854.8115
www.ourmicrolending.com


OUR

CONFIDENTIALITY AND SECURITY

We restrict access to nonpublic personally identifiable information about you to those employees whom we have determined need to know that information to provide products or services to you. We maintain strict physical, electronic and procedural safeguards designed to protect your Information from unauthorized access by third parties. In addition, all Our Microlending employees sign and are bound by a Confidentiality and Non-Disclosure Policy.

FURTHER INFORMATION

If you have any questions about the confidentiality of your information, please write to us at:

PRIVACY NOTICE

PRIVACY STATEMENT

Our MicroLending understands the fact that your privacy is very important to you. Our policyholders have trusted us with their insurance needs for over 60 years, and it is important to us to maintain a high degree of integrity. We want you to understand how we protect your privacy when we collect and use information about you. **Our MicroLending** does not intend to sell your personal information to third parties.

THE INFORMATION WE COLLECT

We may collect nonpublic personally identifiable information (AInformation@) as follows:

Information We Obtain From You

Information you provide to us during the quoting and/or application process, such as your name, address, phone number, e-mail address, social security number, driver's license number, or date of birth;

Information About Transactions

Information about your transactions and experiences with us and others, such as your balance, payment history, when you have a claim, or coverage and vehicle changes;

Information From Third Parties

Information obtained from consumer reporting agencies, which provide us with motor vehicle reports, claim reports and/or credit scores.

THE INFORMATION WE DISCLOSE

Information about our customers or former customers will only be disclosed as permitted or required by law. Information about our former customers will be safeguarded to the same extent as Information about our current customers.

We may also share your information for other permitted purposes, including if ordered by a subpoena, search warrant or other court order.

BORROWER(S):

Signature	Signature

OUR Microlending, LLC.
1790 SW 22nd Street. Suite 201.Miami, Florida 33145
Tel.:(305) 854.8113 Fax: (305) 854.8115
www.ourmicrolending.com

Exhibit 10.1

Consent of Independent Auditors

Consent of Independent Auditors

Our MicroLending, LLC:

We consent to the use of our reports included in the Offering Statement dated February __ , 2011 of Our MicroLending, LLC (the "Offering Statement") and to the reference to our firm in the Offering Statement.



Alberni, Caballero & Company, L.L.P.
Coral Gables, Florida
February 18 , 2011

#9758430_v10

Exhibit 11.1

Opinion of Holland & Knight LLP regarding the legality of the securities covered by the Offering Circular

Holland & Knight

February 18, 2011

Our MicroLending, LLC
1790 SW 22nd Street, Suite 201
Miami, Florida 33145

Re: Our MicroLending, LLC
Offering Statement on Form 1-A

Gentlemen:

We are acting as counsel to Our MicroLending, LLC, a Florida limited liability company (the "Company"), in connection with the preparation and filing with the Securities and Exchange Commission, under the Securities Act of 1933, as amended (the "Act"), of the Company's Offering Statement on Form 1-A (the "Offering Statement"). The Offering Statement covers up to $5,000,000 in principal amount of investment certificates (the "Certificates"), to be sold from time to time as set forth in the Offering Statement and the offering circular contained therein.

In rendering the opinion expressed below, we have examined originals or copies of: (a) the Offering Statement, in the form filed with the Commission; (b) the subscription agreements; and (c) the form of Certificate. We have also examined such other instruments, corporate records, certificates of public officials, certificates of officers or other representatives of the Company and other documents as we have deemed necessary or appropriate as a basis for the opinion set forth herein.

We have assumed the following: (a) the genuineness of all signatures; (b) the authenticity of all documents submitted to us as originals; (c) the conformity to authentic original documents of all documents submitted to us as copies; (d) the truth, accuracy and completeness of the information, factual matters, representations and warranties contained in the records, documents, instruments and certificates we have reviewed as of their stated dates and as of the date hereof; (e) the legal capacity of natural persons; and (f) the absence of any evidence extrinsic to the provisions of the written agreements between the parties that the parties intended a meaning contrary to that expressed by those provisions. As to any facts material to the opinion expressed herein that were not independently established or verified, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others.

Based on the foregoing, and having regard for such legal considerations as we deem relevant, we are of the following opinion:

When issued and sold by the Company against payment therefor pursuant to the terms of the subscription agreements executed by the investors in the Certificates, the Certificates will be binding obligations of the Company.

This opinion is subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws of general applicability, affecting or limiting the rights of creditors, and general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing, and other similar doctrines affecting the enforceability of agreements generally (regardless of whether considered in a proceeding in equity or at law).

We are admitted to practice in the State of Florida and we express no opinion as to matters governed by any laws other than the laws of the State of Florida and the Federal laws of the United States of America.

This opinion has been prepared for your use in connection with the Offering Statement and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion.

We hereby consent to the filing of this opinion as Exhibit 11.1 to the Offering Statement and to the reference of our firm under Part 1 of the Offering Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Very truly yours,

HOLLAND & KNIGHT LLP

Holland & Knight LLP

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